AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 19, 2004
                                                      REGISTRATION NO. 333-_____

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             ----------------------
                                    FORM F-9
                          REGISTRATION STATEMENT UNDER
                           THE SECURITIES ACT OF 1933
                             ----------------------

ENCANA CORPORATION                                 ENCANA HOLDINGS FINANCE CORP.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

         CANADA                                            NOVA SCOTIA
                       (PROVINCE OR OTHER JURISDICTION OF
                         INCORPORATION OR ORGANIZATION)

         1311                                                  1311
                          (PRIMARY STANDARD INDUSTRIAL
                           CLASSIFICATION CODE NUMBER)

    NOT APPLICABLE                                        NOT APPLICABLE
                      (I.R.S. EMPLOYER IDENTIFICATION NO.,
                                 IF APPLICABLE)

  1800, 855 - 2ND STREET S.W.                     1800, 855 - 2ND STREET S.W.
CALGARY, ALBERTA, CANADA T2P 2S5                CALGARY, ALBERTA, CANADA T2P 2S5
     (403) 645-2000                                   (403) 645-2000
ATTENTION: CORPORATE SECRETARY                   ATTENTION: CORPORATE SECRETARY
                        (ADDRESS AND TELEPHONE NUMBER OF
                    REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

     CT CORPORATION SYSTEM                            CT CORPORATION SYSTEM
   111 8TH AVENUE, 13TH FLOOR                        111 8TH AVENUE, 13TH FLOOR
    NEW YORK, NEW YORK 10011                          NEW YORK, NEW YORK 10011
        (212) 894-8940                                     (212) 894-8940
                       (NAME, ADDRESS AND TELEPHONE NUMBER
                       (INCLUDING AREA CODE) OF AGENT FOR
                          SERVICE IN THE UNITED STATES)

                                   COPIES TO:

    KEVIN E. JOHNSON                    EDWIN S. MAYNARD                CHRISTOPHER J. CUMMINGS
    MACLEOD DIXON LLP                   ANDREW J. FOLEY                   SHEARMAN & STERLING
   3700 CANTERRA TOWER     PAUL, WEISS, RIFKIND, WHARTON & GARRISON       COMMERCE COURT WEST
  400 - 3RD AVENUE S.W.           1285 AVENUE OF THE AMERICAS          199 BAY STREET, SUITE 4405
CALGARY, ALBERTA, CANADA           NEW YORK, N.Y. 10019-6064                  P.O. BOX 247
         T2P 4H2                        (212) 373-3000                  TORONTO, ONTARIO, CANADA
     (403) 267-8222                                                             M5L 1E8
                                                                            (416) 360-8484

                             ----------------------

APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: From time to time after the effective date of this Registration Statement.

                           PROVINCE OF ALBERTA, CANADA
                (PRINCIPAL JURISDICTION REGULATING THIS OFFERING)

It is proposed that this filing shall become effective (check appropriate box below):

A. [_] upon filing with the Commission, pursuant to Rule 467(a) (if in connection with an offering being made contemporaneously in the United States and Canada).

B.  [_]  at some future date (check appropriate box below)

    1.   [_]   pursuant to Rule 467(b) on (___) at (___) (designate a time not sooner than 7 calendar days after filing).

    2.   [_]   pursuant to Rule 467(b) on (___) at (___) (designate a time 7 calendar days or sooner after filing) because the securities regulatory authority in the review jurisdiction has issued a receipt or notification of clearance on (___).

    3.   [X]   pursuant to Rule 467(b) as soon as practicable after notification of the Commission by the Registrant or the Canadian securities regulatory authority of the review jurisdiction that a receipt or notification of clearance has been issued with respect hereto.

    4.   [_]   after the filing of the next amendment to this Form (if
               preliminary material is being filed).

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to the home jurisdiction's shelf prospectus offering procedures, check the following box.[X]

                             ----------------------

                         CALCULATION OF REGISTRATION FEE
----------------------------------------------------------------------------------------------------------------------------------
                                                            PROPOSED MAXIMUM       PROPOSED MAXIMUM
      TITLE OF EACH CLASS OF             AMOUNT TO BE        OFFERING PRICE           AGGREGATE                 AMOUNT OF
    SECURITIES TO BE REGISTERED           REGISTERED        PER SECURITY (1)      OFFERING PRICE (1)         REGISTRATION FEE
----------------------------------------------------------------------------------------------------------------------------------
Debt Securities.................      U.S.$2,000,000,000          100%            U.S.$2,000,000,000           U.S.$253,400
Guarantees......................             (2)                  (2)                    (2)                       None
----------------------------------------------------------------------------------------------------------------------------------

(1)  Estimated solely for the purpose of determining the registration fee.
(2) Guarantees by EnCana Corporation being registered on Form F-9 hereunder are to be sold without separate consideration.

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE AS PROVIDED IN RULE 467 UNDER THE SECURITIES ACT OF 1933 OR ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SECTION 8(A) OF THE ACT, MAY DETERMINE.

================================================================================

                                     PART I

                           INFORMATION REQUIRED TO BE
                       DELIVERED TO OFFEREES OR PURCHASERS


THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

PRELIMINARY BASE SHELF PROSPECTUS DATED MARCH 18, 2004



                                [GRAPHIC OMITTED]
                                 [LOGO - ENCANA]

                          ENCANA HOLDINGS FINANCE CORP.

                                US$2,000,000,000
                                 DEBT SECURITIES

          UNCONDITIONALLY GUARANTEED AS TO PRINCIPAL, PREMIUM (IF ANY),
                           INTEREST AND CERTAIN OTHER
                                   AMOUNTS BY
                               ENCANA CORPORATION
                               __________________

         We may from time to time sell up to US$2,000,000,000 (or the equivalent in other currencies) aggregate principal amount of our debt securities. These debt securities may be sold in Canada, the United States and elsewhere where permitted by law. These debt securities may consist of debentures, notes or other types of debt and may be issuable in series. We will provide the specific terms of these securities in supplements to this prospectus that will be delivered to purchasers together with this prospectus. Unless otherwise provided in a prospectus supplement relating to a series of debt securities, the debt securities will be our direct, unsecured and unsubordinated obligations and will be issued under a trust indenture. The debt securities will be fully and unconditionally guaranteed by EnCana Corporation. You should read this prospectus and any prospectus supplement carefully before you invest.

                               __________________

         NEITHER THE U.S. SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

         WE ARE PERMITTED, UNDER A MULTIJURISDICTIONAL DISCLOSURE SYSTEM ADOPTED BY THE UNITED STATES, TO PREPARE THIS PROSPECTUS IN ACCORDANCE WITH CANADIAN DISCLOSURE REQUIREMENTS, WHICH ARE DIFFERENT FROM THOSE OF THE UNITED STATES. ENCANA CORPORATION PREPARES ITS FINANCIAL STATEMENTS IN ACCORDANCE WITH CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES, AND THEY ARE SUBJECT TO CANADIAN AUDITING AND AUDITOR INDEPENDENCE STANDARDS. THEY MAY NOT BE COMPARABLE TO FINANCIAL STATEMENTS OF UNITED STATES COMPANIES.

         OWNING THE DEBT SECURITIES MAY SUBJECT YOU TO TAX CONSEQUENCES BOTH IN THE UNITED STATES AND CANADA. THIS PROSPECTUS OR ANY APPLICABLE PROSPECTUS SUPPLEMENT MAY NOT DESCRIBE THESE TAX CONSEQUENCES FULLY. YOU SHOULD READ THE TAX DISCUSSION IN ANY APPLICABLE PROSPECTUS SUPPLEMENT.

         YOUR ABILITY TO ENFORCE CIVIL LIABILITIES UNDER THE UNITED STATES FEDERAL SECURITIES LAWS MAY BE AFFECTED ADVERSELY BECAUSE WE AND ENCANA CORPORATION ARE INCORPORATED IN CANADA, MOST OF OUR AND ENCANA CORPORATION'S OFFICERS AND DIRECTORS AND SOME OF THE EXPERTS NAMED IN THIS PROSPECTUS ARE CANADIAN RESIDENTS, AND MOST OF OUR ASSETS, THE ASSETS OF ENCANA CORPORATION OR THE ASSETS OF OUR AND ENCANA CORPORATION'S DIRECTORS AND OFFICERS AND THE EXPERTS ARE LOCATED OUTSIDE THE UNITED STATES.

         THERE IS NO MARKET THROUGH WHICH THESE SECURITIES MAY BE SOLD AND PURCHASERS MAY NOT BE ABLE TO RESELL SECURITIES PURCHASED UNDER THIS PROSPECTUS.

                               __________________

                              , 2004

                                TABLE OF CONTENTS


About This Prospectus...................................3
Where You Can Find More Information.....................3
Forward-Looking Statements..............................6
EnCana Holdings Finance Corp............................7
EnCana Corporation......................................7
Use of Proceeds.........................................7
Description of Debt Securities..........................8


Risk Factors...........................................24
Plan of Distribution...................................27
Interest Coverage......................................28
Legal Matters..........................................28
Experts  ..............................................28
Documents Filed as Part of the Registration Statement..29



                              ABOUT THIS PROSPECTUS

         All references in this prospectus and any prospectus supplement to "EnCana Holdings Finance", "we", "us" and "our" mean EnCana Holdings Finance Corp. Except as set forth under "Description of Debt Securities", and unless the context otherwise requires, all references to "EnCana" and "the Guarantor" means EnCana Corporation and its consolidated subsidiaries and partnerships.

         In this prospectus and in any prospectus supplement, unless otherwise specified or the context otherwise requires, all dollar amounts are expressed in United States dollars, references to "dollars", "$" or "US$" are to United States dollars and all references to "C$" are to Canadian dollars. Unless otherwise indicated, all financial information included and incorporated by reference in this prospectus or included in any prospectus supplement is determined using Canadian generally accepted accounting principles, referred to as "Canadian GAAP".

         We may, from time to time, sell any combination of the debt securities described in this prospectus in one or more offerings up to an aggregate principal amount of US$2,000,000,000. This prospectus provides you with a general description of the debt securities that we may offer. Each time we sell debt securities under this prospectus, we will provide a prospectus supplement that will contain specific information about the terms of that offering of debt securities. The prospectus supplement may also add, update or change information contained in this prospectus. Before you invest, you should read both this prospectus and any applicable prospectus supplement together with additional information described under the heading "Where You Can Find More Information". This prospectus does not contain all of the information set forth in the registration statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. You may refer to the registration statement and the exhibits to the registration statement for further information with respect to us and the debt securities.

                       WHERE YOU CAN FIND MORE INFORMATION

         As at the date hereof, we do not directly satisfy the eligibility criteria required to be able to file a prospectus in the form of a short form prospectus or utilize the shelf procedures under Canadian securities legislation. However, because the Guarantor will fully and unconditionally guarantee the payments to be made by us in connection with the debt securities, and the Guarantor satisfies the prescribed eligibility criteria, we are qualified to avail ourselves of the short form and shelf prospectus provisions of Canadian securities legislation. As required by Canadian securities legislation, various disclosure documents filed by the Guarantor under applicable securities legislation are incorporated by reference herein.

         INFORMATION HAS BEEN INCORPORATED BY REFERENCE IN THIS PROSPECTUS FROM DOCUMENTS FILED WITH SECURITIES COMMISSIONS OR SIMILAR AUTHORITIES IN CANADA. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of EnCana Corporation, 1800, 855 - 2nd Street S.W., P.O. Box 2850, Calgary, Alberta T2P 2S5, Canada, telephone: (403) 645-2000. For the purpose of the Province of Quebec, this simplified prospectus contains information to be completed by consulting the permanent information record. A copy of the permanent information record may be obtained from the Corporate Secretary of EnCana Corporation at the above-mentioned address and telephone number. These documents are also available through the internet via the System for Electronic Document Analysis and Retrieval (SEDAR), which can be accessed at www.sedar.com.

         The Guarantor files with the securities commission or authority in each of the provinces and territories of Canada annual and quarterly reports, material change reports and other information. The Guarantor is subject to the informational requirements of the United States Securities Exchange Act of 1934, as amended (the "Exchange Act") and, in accordance with the Exchange Act, it also files reports with and furnishes other information to the SEC. Under a multijurisdictional disclosure system adopted by the United States, these reports and other information (including financial information) may be prepared in accordance with the disclosure requirements of Canada, which differ from those in the United States. You may read any document we or the Guarantor furnish to the SEC at the SEC's public reference room at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549. You may also obtain copies of the same documents from the public reference room of the SEC at 450 Fifth Street, N.W., Washington D.C. 20549 by paying a fee. Please call the SEC at 1-800-SEC-0330 or contact them at www.sec.gov for further information on the public reference rooms. The Guarantor's filings since November 2002 are also electronically available from the SEC's Electronic Document Gathering and Retrieval System, which is commonly known by the acronym EDGAR and which may be accessed at www.sec.gov, as well as from commercial document retrieval services.

         We do not intend to file with Canadian securities regulatory authorities separate continuous disclosure information apart from, where there is a material change in our business, operations or capital that is not a material change in respect of the Guarantor, a material change report. We have made application for exemptions from all remaining continuous disclosure requirements contained within the securities legislation of each of the provinces of Canada and expect to be granted decisions of the securities regulatory authorities of each of those jurisdictions to that effect (the "Decisions"). We expect the Decisions to provide in part that we shall be entitled to file, in lieu of such continuous disclosure filings, certain filings of the Guarantor made with the Canadian securities regulatory authorities.

         Under applicable securities laws in Canada and the United States, the Canadian securities commissions and the SEC allow us to incorporate by reference certain information that the Guarantor files with them, which means that we can disclose important information to you by referring you to those documents. Information that is incorporated by reference is an important part of this prospectus. We incorporate by reference the documents listed below, which were filed with the Canadian securities commissions under the Canadian securities legislation:

         (a) the Guarantor's Annual Information Form dated February 25, 2004 (including Management's Discussion and Analysis for the year ended December 31, 2003, incorporated therein by reference);

         (b) the Guarantor's audited comparative consolidated financial statements for the year ended December 31, 2003, including the auditors' report thereon;

         (c) Alberta Energy Company Ltd.'s audited comparative consolidated statements of earnings, retained earnings and cash flows for the year ended December 31, 2001, including the auditors' report thereon and the unaudited comparative consolidated statements of earnings, retained earnings and cash flows for the three month period ended March 31, 2002; and

         (d) the Guarantor's Management Proxy Circular dated February 28, 2003 relating to the annual and special meeting of the Guarantor's shareholders held on April 23, 2003 (excluding those portions under the headings "Composition of the Human Resources and Compensation Committee", "Human Resources and Compensation Committee Report", "Performance Chart" and "Statement of Corporate Governance Practices").

         Any annual information form, audited annual consolidated financial statements (together with the auditors' report thereon), information circular (excluding the portion under the headings "Composition of the Human Resources and Compensation Committee", "Human Resources and Compensation Committee Report", "Performance Chart" and "Statement of Corporate Governance Practices" or other similar headings), unaudited interim consolidated financial statements and the accompanying management's discussion and analysis or material change reports (excluding confidential material change reports) subsequently filed by us or the Guarantor with securities commissions or similar authorities in the relevant provinces and territories of Canada after the date of this prospectus and prior to the termination of the offering of debt securities under any prospectus supplement shall be deemed to be incorporated by reference into this prospectus. These documents are available through the internet on SEDAR. To the extent that any document or information incorporated by reference into this prospectus is included in a report that is filed with or furnished to the SEC on Form 40-F, 20-F, 10-K, 10-Q, 8-K or 6-K (or any respective successor form), such document or information shall also be deemed to be incorporated by reference as an exhibit to the registration statement relating to the debt securities of which this prospectus forms a part.

         ANY STATEMENT CONTAINED IN THIS PROSPECTUS OR IN A DOCUMENT (OR PART THEREOF) INCORPORATED BY REFERENCE, OR DEEMED TO BE INCORPORATED BY REFERENCE, IN THIS PROSPECTUS SHALL BE DEEMED TO BE MODIFIED OR SUPERSEDED, FOR PURPOSES OF THIS PROSPECTUS, TO THE EXTENT THAT A STATEMENT CONTAINED IN THE PROSPECTUS OR IN ANY SUBSEQUENTLY FILED DOCUMENT (OR PART THEREOF) THAT ALSO IS, OR IS DEEMED TO BE, INCORPORATED BY REFERENCE IN THIS PROSPECTUS MODIFIES OR REPLACES SUCH STATEMENT. ANY STATEMENT SO MODIFIED OR SUPERSEDED SHALL NOT BE DEEMED, EXCEPT AS SO MODIFIED OR SUPERSEDED, TO CONSTITUTE PART OF THIS PROSPECTUS. THE MODIFYING OR SUPERSEDING STATEMENT NEED NOT STATE THAT IT HAS MODIFIED OR SUPERSEDED A PRIOR STATEMENT OR INCLUDE ANY OTHER INFORMATION SET FORTH IN THE DOCUMENT WHICH IT MODIFIES OR SUPERSEDES.

         Updated interest coverage ratios will be filed quarterly by the Guarantor with the applicable securities regulatory authorities, including the SEC, either as prospectus supplements or exhibits to the Guarantor's unaudited interim consolidated financial statements and audited annual consolidated financial statements and will be deemed to be incorporated by reference in this prospectus for the purpose of the offering of the debt securities.

         Upon a new annual information form and related annual consolidated financial statements being filed by the Guarantor with, and where required, accepted by, the applicable securities regulatory authorities during the duration of this prospectus, the previous annual information form, the previous annual consolidated financial statements and all interim consolidated financial statements and the accompanying management's discussion and analysis, information circulars and material change reports filed prior to the commencement of the Guarantor's financial year in which the new annual information form is filed shall be deemed no longer to be incorporated into this prospectus for purposes of future offers and sales of debt securities under this prospectus. Upon interim consolidated financial statements and the accompanying management's discussion and analysis being filed by the Guarantor with the applicable securities regulatory authorities during the duration of this prospectus, all interim consolidated financial statements and the accompanying management's discussion and analysis filed prior to the new interim consolidated financial statements shall be deemed no longer to be incorporated into this prospectus for purposes of future offers and sales of debt securities under this prospectus.

         A prospectus supplement or prospectus supplements containing the specific terms for an issue of debt securities will be delivered to purchasers of such debt securities together with this prospectus and will be deemed to be incorporated by reference into this prospectus as of the date of such prospectus supplement but only for the purposes of the debt securities issued thereunder.

         You may obtain a copy of the Guarantor's Annual Information Form and other information identified above by writing or calling the Guarantor at the following address and telephone number:

         EnCana Corporation
         1800, 855 - 2nd Street S.W.
         Calgary, Alberta T2P 2S5
         (403) 645-2000
         Attention: Corporate Secretary

         YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS OR ANY APPLICABLE PROSPECTUS SUPPLEMENT AND ON THE OTHER INFORMATION INCLUDED IN THE REGISTRATION STATEMENT OF WHICH THIS PROSPECTUS FORMS A PART. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH DIFFERENT OR ADDITIONAL INFORMATION. WE ARE NOT MAKING AN OFFER OF THESE DEBT SECURITIES IN ANY JURISDICTION WHERE THE OFFER IS NOT PERMITTED BY LAW. YOU SHOULD NOT ASSUME THAT THE INFORMATION IN THIS PROSPECTUS OR ANY APPLICABLE PROSPECTUS SUPPLEMENT IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE ON THE FRONT OF THOSE DOCUMENTS.

                           FORWARD-LOOKING STATEMENTS

         Certain statements included in this prospectus and the documents incorporated by reference herein constitute forward looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 relating to, but not limited to, the operations, anticipated financial performance, business prospects and strategies of EnCana (including the U.S. Group, as hereinafter defined). Forward looking statements typically contain statements with words such as "anticipate", "believe", "expect", "plan", "intend" or similar words suggesting future outcomes or statements regarding an outlook on crude oil and natural gas prices, estimates of future production, reserves and resources, the estimated amounts and timing of capital expenditures, anticipated future debt levels and royalty rates, or other expenditures, beliefs, plans, objectives, assumptions or statements about future events or performance.

         You are cautioned not to place undue reliance on forward looking statements. By their nature, forward looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predicted outcomes will not occur. These factors include, but are not limited to:

         o        general economic, business and market conditions;

         o volatility of crude oil, natural gas and natural gas liquids prices;

         o fluctuations in currency and interest rates, product supply and demand;

         o        competition;

         o risks inherent in foreign operations, including political and economic risk;

         o risks of war, hostilities, civil insurrection and terrorist threats;

         o        risks inherent in marketing operations including credit risks;

         o        imprecision of reserve estimates;

         o        EnCana's ability to replace or expand reserves;

         o EnCana's ability to either generate sufficient cash flow to meet current and future obligations or to obtain external debt or equity financing;

         o        EnCana's ability to enter into or renew leases;

         o the timing and costs of pipeline and natural gas storage facility construction and expansion;

         o EnCana's ability to make capital investments and the amounts thereof;

         o imprecision in estimating future production capacity, and the timing, costs and levels of production and drilling;

         o results of EnCana's exploration, development and drilling activity;

         o        EnCana's ability to secure adequate product transportation;

         o        changes in regulations, including environmental regulations;

         o risks associated with existing and potential future lawsuits and regulatory actions against EnCana;

         o        uncertainty in amounts and timing of royalty payments; and

         o        imprecision in estimating product sales.

         We caution that the foregoing list of important factors is not exhaustive. Events or circumstances could cause our or the Guarantor's actual results to differ materially from those estimated or projected and expressed in, or implied by, these forward looking statements. You should also carefully consider the matters discussed under "Risk Factors" in the prospectus. Neither we nor EnCana Corporation undertake any obligation to update publicly or otherwise revise any forward looking statements, whether as a result of new information, future events or otherwise, or the foregoing list of factors affecting this information.

                          ENCANA HOLDINGS FINANCE CORP.

         We are an unlimited liability company incorporated on August 25, 2003 under the laws of the province of Nova Scotia, Canada. We are a wholly owned indirect subsidiary of EnCana Corporation. Our principal executive offices are located at 1800, 855 - 2nd Street S.W., Calgary, Alberta T2P 2S5, Canada and our registered offices are located at Suite 800, 1959 Upper Water St., P.O. Box 997, Halifax, Nova Scotia, B3J 2X2.

         We are part of a group of EnCana's subsidiaries and partnerships which carry on substantially all of EnCana's operations in the United States (the "U.S. Group"). We have been established for the purpose of raising financing for the U.S. Group. We have no subsidiaries and, except as aforesaid, have no active business.

         Unless otherwise indicated in the applicable prospectus supplement relating to a series of debt securities, we will advance the net proceeds we receive from the sale of the debt securities to one or more other corporations or partnerships within the U.S. Group, by way of loan, for their use for the general corporate purposes of the U.S. Group. See "Use of Proceeds". The U.S. Group is involved in both upstream and midstream operations. The upstream operations of the U.S. Group are currently focused on exploiting deep, tight, long-life natural gas formations primarily in the Jonah sweet natural gas field located in the Green River Basin of southwest Wyoming and the Mamm Creek natural gas field located in the Piceance Basin of northwest Colorado. The U.S Group also explores for, develops and produces natural gas and crude oil in other areas, including north Texas, the Gulf of Mexico and Alaska. The U.S. Group's midstream operations include an extensive natural gas storage network with facilities in California and Oklahoma, as well as various natural gas gathering and processing assets.

         The funds required by us to satisfy our obligations under the debt securities we issue under this prospectus will be obtained through our debt interests in other members of the U.S. Group or through other advances from EnCana Corporation or its subsidiaries or partnerships. Any debt securities we issue under this prospectus will be fully and unconditionally guaranteed by EnCana Corporation.

                               ENCANA CORPORATION

         EnCana Corporation is one of the world's leading independent crude oil and natural gas exploration and production companies, based on landholdings and production at December 31, 2003. EnCana's key landholdings are in Western Canada, the U.S. Rocky Mountains, Ecuador, the United Kingdom ("U.K.") central North Sea, offshore Canada's East Coast and the Gulf of Mexico. It explores for, produces and markets natural gas, crude oil and natural gas liquids ("NGLs") in Canada and the United States. EnCana is also engaged in exploration and production activities internationally including production from Ecuador and the U.K. central North Sea. EnCana has interests in midstream operations and assets, including natural gas storage, NGLs gathering and processing facilities, power plants and pipelines.

         EnCana continually pursues opportunities to develop and expand its business, which may include significant corporate or asset acquisitions. EnCana may finance such acquisitions with debt or equity, or a combination of both.

         EnCana was formed through the business combination (the "Merger") of PanCanadian Energy Corporation ("PanCanadian") and Alberta Energy Company Ltd. ("AEC") on April 5, 2002. Pursuant to the Merger, PanCanadian indirectly acquired all of the outstanding common shares of AEC and PanCanadian's name was changed to EnCana Corporation. Effective January 1, 2003, EnCana Corporation amalgamated with its wholly owned subsidiary, AEC, and continued as one entity. As a result of the amalgamation, EnCana Corporation is the successor issuer in respect of AEC's previously issued debt securities and is responsible for all of AEC's contractual obligations.

         EnCana Corporation's principal executive and registered offices are located at 1800, 855 - 2nd Street S.W., Calgary, Alberta T2P 2S5, Canada.

                                 USE OF PROCEEDS

         Unless otherwise indicated in the applicable prospectus supplement relating to a series of debt securities, we will advance the net proceeds we receive from the sale of the debt securities to one or more other corporations or partnerships within the U.S. Group, by way of loan, for their use for general corporate purposes of the U.S. Group.

Those general corporate purposes may include capital expenditures, the repayment of indebtedness and the financing of acquisitions. The amount of net proceeds to be used for any such purpose will be described in an applicable prospectus supplement.

                         DESCRIPTION OF DEBT SECURITIES

         In this section only, "EnCana Corporation" and "the Guarantor" refer only to EnCana Corporation without any of its subsidiaries or partnerships through which it operates. The following description describes certain general terms and provisions of the debt securities. We will provide the particular terms and provisions of a series of debt securities and a description of how the general terms and provisions described below may apply to that series in a supplement to this prospectus.

         The debt securities will be issued under an indenture (hereinafter referred to as the "Indenture") to be entered into among us, the Guarantor and Deutsche Bank Trust Company Americas, as "Trustee". The Indenture will be subject to and governed by the U.S. Trust Indenture Act of 1939, as amended. A copy of the form of Indenture will be filed as an exhibit to the registration statement filed with the SEC. The following is a summary of the Indenture which describes certain general terms and provisions of the debt securities and is not intended to be complete; these statements are qualified in their entirety by, and subject to, the provisions of the Indenture, including the definition of capitalized terms used under this caption. We urge you to read the Indenture carefully, because it is the Indenture, and not this summary, that governs your rights as a holder of our debt securities. See "Where You Can Find More Information" in this prospectus. Prospective investors should rely on information in the applicable prospectus supplement, which may provide information that is different from this prospectus.

         We may, from time to time, issue debt instruments and incur additional indebtedness other than through the issuance of debt securities pursuant to this prospectus.

GENERAL

         The Indenture does not limit the aggregate principal amount of debt securities (which may include debentures, notes and other unsecured evidences of indebtedness) that we may issue under the Indenture. It provides that debt securities may be issued from time to time in one or more series and may be denominated and payable in U.S. dollars or any foreign currency. Special Canadian and U.S. federal income tax considerations applicable to any of our debt securities denominated in a foreign currency will be described in the prospectus supplement relating to any offering of debt securities denominated in a foreign currency. The debt securities offered pursuant to this prospectus will be issued in an amount up to US$2,000,000,000, or if any debt securities are offered at original issue discount, such greater amount as shall result in an aggregate offering price of up to US$2,000,000,000 or the equivalent in other currencies. The Indenture also permits us to increase the principal amount of any series of our debt securities previously issued and to issue that increased principal amount. The applicable prospectus supplement will set forth the following terms relating to the debt securities being offered by us:

         o the specific designation and the aggregate principal amount of the debt securities of such series;

         o the extent and manner, if any, to which payment on or in respect of our debt securities of such series will be senior or will be subordinated to the prior payment of our other liabilities and obligations;

         o the percentage or percentages of principal amount at which our debt securities of such series will be issued;

         o the date or dates on which the principal of (and premium, if any, on) our debt securities of such series will be payable and the portion (if less than the principal amount) of the debt securities of such series to be payable upon a declaration of acceleration of maturity and/or the method by which such date or dates shall be determined or extended;

         o the rate or rates (whether fixed or variable) at which our debt securities of such series will bear interest, if any, and the date or dates from which such interest will accrue;

         o the dates on which any interest will be payable and the regular record dates for the payment of interest on our debt securities of such series in registered form;

         o the place or places where the principal of (and premium, if any, and interest, if any, on) our debt securities will be payable, and each office or agency where our debt securities of such series may be presented for registration of transfer or exchange;

         o if other than U.S. dollars, the currency in which our debt securities of such series are denominated or in which currency payment of the principal of (and premium, if any, and interest, if any, on) such debt securities of such series will be payable;

         o whether our debt securities of such series will be issuable in the form of one or more global securities and, if so, the identity of the depositary for the global securities;

         o any mandatory or optional redemption or sinking fund provisions;

         o the period or periods, if any, within which, the price or prices at which, the currency in which and the terms and conditions upon which our debt securities of such series may be redeemed or purchased by us;

         o the terms and conditions, if any, upon which you may redeem our debt securities of such series prior to maturity and the price or prices at which and the currency in which our debt securities of such series are payable;

         o any index used to determine the amount of payments of principal of (and premium, if any, or interest, if any, on) our debt securities of such series;

         o the terms, if any, on which our debt securities may be converted or exchanged for other of our securities or securities of other entities;

         o any other terms of our debt securities of such series, including covenants and events of default which apply solely to a particular series of our debt securities being offered which do not apply generally to other debt securities, or any covenants or events of default generally applicable to our debt securities of such series which do not apply to a particular series of our debt securities;

         o if other than The Depository Trust Company, the person designated as the depositary for the debt securities of such series;

         o any applicable material Canadian and U.S. federal income tax consequences;

         o whether and under what circumstances we will pay Additional Amounts on the debt securities of such series in respect of certain taxes (and the terms of any such payment) and, if so, whether we will have the option to redeem the debt securities of such series rather than pay the Additional Amounts (and the terms of any such option);

         o whether the payment of our debt securities will be guaranteed by any other person in addition to the Guarantor;

         o whether the series of our debt securities are to be registered securities, bearer securities (with or without coupons) or both; and

         o if other than denominations of US$1,000 and any integral multiple thereof, the denominations in which any registered securities of the series shall be issuable and, if other than the denomination of US$5,000, the denomination or denominations in which any bearer securities of the series shall be issuable.

         Unless otherwise indicated in the applicable prospectus supplement, the Indenture does not afford holders of our debt securities the right to tender such debt securities to us in the event that we have a change in control.

         Our debt securities may be issued under the Indenture bearing no interest or at a discount below their stated principal amount. The Canadian and U.S. federal income tax consequences and other special considerations applicable to any such discounted debt securities or other debt securities offered and sold at par which are treated as having been issued at a discount for Canadian and/or U.S. federal income tax purposes will be described in the prospectus supplement relating to the debt securities.

GUARANTEE

         The Guarantor will fully and unconditionally guarantee the payment of the principal (and premium, if any) and interest, if any, on the debt securities issued by us and any Additional Amounts payable with respect to such debt securities when they become due and payable, whether at the stated maturity thereof or by declaration of acceleration, notice of redemption or otherwise.

RANKING

         Unless otherwise indicated in an applicable prospectus supplement, the debt securities will be our unsecured and unsubordinated obligations and will rank equally with all of our other unsecured and unsubordinated indebtedness outstanding from time to time.

         The guarantee will be the Guarantor's unsubordinated and unsecured obligation and, unless otherwise provided with respect to a series of debt securities, will rank equally with all of the Guarantor's other unsecured, unsubordinated obligations. The Guarantor conducts a substantial portion of its business through corporate and partnership subsidiaries. The Guarantor's obligations under the guarantee will be structurally subordinate to all existing and future indebtedness and liabilities, including trade payables, of any of the Guarantor's corporate and partnership subsidiaries.

FORM, DENOMINATIONS AND EXCHANGE

         A series of our debt securities may be issued solely as registered securities, solely as bearer securities or as both registered securities and bearer securities. The Indenture also provides that a series of our debt securities may be issuable in global form. Registered securities will be issuable in denominations of US$1,000 and integral multiples of US$1,000 and bearer securities will be issuable in denominations of US$5,000 or, in each case, in such other denominations as may be set out in the terms of the debt securities of any particular series. Unless otherwise indicated in the applicable prospectus supplement, bearer securities will have interest coupons attached.

         A prospectus supplement may indicate the places to register a transfer of our debt securities. Except for certain restrictions set forth in the Indenture, no service charge will be made for any registration of transfer or exchange of our debt securities, but we may, in certain instances, require a sum sufficient to cover any tax or other governmental charges payable in connection with these transactions.

         We shall not be required to:

         o issue, register the transfer of or exchange any series of our debt securities during a period beginning at the opening of business 15 days before any selection of that series of our debt securities to be redeemed and ending at the close of business on (i) if the series of our debt securities are issuable only as registered securities, the day of mailing of the relevant notice of redemption and (ii) if the series of our debt securities are issuable as bearer securities, the day of the first publication of the relevant notice of redemption or, if the series of our debt securities are also issuable as registered securities and there is no publication, the mailing of the relevant notice of redemption;

         o register the transfer of or exchange any registered security, or portion thereof, called for redemption, except the unredeemed portion of any registered security being redeemed in part;

         o exchange any bearer security selected for redemption, except that, to the extent provided with respect to such bearer security, such bearer security may be exchanged for a registered security of that series and like tenor, PROVIDED that such registered security shall be immediately surrendered for redemption with written instruction for payment consistent with the provisions of the Indenture; or

         o issue, register the transfer of or exchange any of our debt securities which have been surrendered for repayment at the option of the holder, except the portion, if any, thereof not to be so repaid.

PAYMENT

         Unless otherwise indicated in the applicable prospectus supplement, payment of principal of (and premium, if any, and interest, if any, on) our debt securities (other than global securities) will be made at the office or agency of the Trustee.

         Unless otherwise indicated in the applicable prospectus supplement, payment of any interest will be made to the persons in whose name our debt securities are registered at the close of business on the day or days specified by us.

GLOBAL SECURITIES

         A series of our debt securities may be issued in whole or in part in global form as a "global security" and will be registered in the name of and be deposited with a depositary, or its nominee, each of which will be identified in the prospectus supplement relating to that series. Unless and until exchanged, in whole or in part, for our debt securities in definitive registered form, a global security may not be transferred except as a whole by the depositary for such global security to a nominee of the depositary, by a nominee of the depositary to the depositary or another nominee of the depositary or by the depositary or any such nominee to a successor of the depositary or a nominee of the successor.

         The specific terms of the depositary arrangement with respect to any portion of a particular series of our debt securities to be represented by a global security will be described in a prospectus supplement relating to such series. We anticipate that the following provisions will apply to all depositary arrangements.

         Upon the issuance of a global security, the depositary therefor or its nominee will credit, on its book entry and registration system, the respective principal amounts of our debt securities represented by the global security to the accounts of such persons, designated as "participants", having accounts with such depositary or its nominee. Such accounts shall be designated by the underwriters, dealers or agents participating in the distribution of our debt securities or by us if such debt securities are offered and sold directly by us. Ownership of beneficial interests in a global security will be limited to participants or persons that may hold beneficial interests through participants. Ownership of beneficial interests in a global security will be shown on, and the transfer of that ownership will be effected only through, records maintained by the depositary therefor or its nominee (with respect to interests of participants) or by participants or persons that hold through participants (with respect to interests of persons other than participants). The laws of some states in the United States may require that certain purchasers of securities take physical delivery of such securities in definitive form.

         So long as the depositary for a global security or its nominee is the registered owner of the global security, such depositary or such nominee, as the case may be, will be considered the sole owner or holder of the debt securities represented by the global security for all purposes under the Indenture. Except as provided below, owners of beneficial interests in a global security will not be entitled to have a series of our debt securities represented by the global security registered in their names, will not receive or be entitled to receive physical delivery of such series of our debt securities in definitive form and will not be considered the owners or holders thereof under the Indenture.

         Any payments of principal, premium, if any, and interest on global securities registered in the name of a depositary or its nominee will be made to the depositary or its nominee, as the case may be, as the registered owner of the global security representing such debt securities. None of us, the Guarantor, the Trustee or any paying agent for our debt securities represented by the global securities will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests of the global security or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

         We expect that the depositary for a global security or its nominee, upon receipt of any payment of principal, premium, if any, or interest, will credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the global security as shown on the records of such depositary or its nominee. We also expect that payments by participants to owners of beneficial interests in a global security held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers registered in "street name", and will be the responsibility of such participants.

         If a depositary for a global security representing a particular series of our debt securities is at any time unwilling or unable to continue as depositary and a successor depositary is not appointed by us within 90 days, we will issue such series of our debt securities in definitive form in exchange for a global security representing such series of our debt securities. In addition, we may at any time and in our sole discretion determine not to have a series of our debt securities represented by a global security and, in such event, will issue a series of our debt securities in definitive form in exchange for all of the global securities representing the series of debt securities.

CERTAIN DEFINITIONS

         Set forth below is a summary of certain of the defined terms used in the Indenture. We urge you to read the Indenture for the full definition of all such terms.

         "CONSOLIDATED NET TANGIBLE ASSETS" means the total amount of assets of any person on a consolidated basis (less applicable reserves and other properly deductible items) after deducting therefrom:

         o all current liabilities (excluding any indebtedness classified as a current liability and any current liabilities which are by their terms extendible or renewable at the option of the obligor thereon to a time more than 12 months after the time as of which the amount thereof is being computed);

         o all goodwill, trade names, trademarks, patents, unamortized debt discounts and expenses and other like intangibles; and

         o appropriate adjustments on account of minority interests of other persons holding shares of the Subsidiaries of such person,

in each case, as shown on the most recent annual audited or quarterly unaudited consolidated balance sheet of such person computed in accordance with GAAP.

         "CURRENT ASSETS" means assets which in the ordinary course of business are expected to be realized in cash or sold or consumed within 12 months.

         "FACILITIES" means any drilling equipment, production equipment and platforms or mining equipment; pipelines, pumping stations and other pipeline facilities; terminals, warehouses and storage facilities; bulk plants; production, separation, dehydration, extraction, treating and processing facilities; gasification or natural gas liquefying facilities, flares, stacks and burning towers; floatation mills, crushers and ore handling facilities; tank cars, tankers, barges, ships, trucks, automobiles, airplanes and other marine, automotive, aeronautical and other similar moveable facilities or equipment; computer systems and associated programs or office equipment; roads, airports, docks (including drydocks); reservoirs and waste disposal facilities; sewers; generating plants (including power plants) and electric lines; telephone and telegraph lines, radio and other communications facilities; townsites, housing facilities, recreation halls, stores and other related facilities; and similar facilities and equipment of or associated with any of the foregoing.

         "FINANCIAL INSTRUMENT OBLIGATIONS" means obligations arising under:

         o interest rate swap agreements, forward rate agreements, floor, cap or collar agreements, futures or options, insurance or other similar agreements or arrangements, or any combination thereof, entered into by a person relating to interest rates or pursuant to which the price, value or amount payable thereunder is dependent or based upon interest rates in effect from time to time or fluctuations in interest rates occurring from time to time;

         o currency swap agreements, cross-currency agreements, forward agreements, floor, cap or collar agreements, futures or options, insurance or other similar agreements or arrangements, or any combination thereof, entered into by a person relating to currency exchange rates or pursuant to which the price, value or amount payable thereunder is dependent or based upon currency exchange rates in effect from time to time or fluctuations in currency exchange rates occurring from time to time; and

         o commodity swap or hedging agreements, floor, cap or collar agreements, commodity futures or options or other similar agreements or arrangements, or any combination thereof, entered into by a person relating to one or more commodities or pursuant to which the price, value or amount payable thereunder is dependent or based upon the price of one or more commodities in effect from time to time or fluctuations in the price of one or more commodities occurring from time to time.

         "GAAP" means generally accepted accounting principles in Canada which are in effect from time to time, unless the person's most recent audited or quarterly financial statements are not prepared in accordance with generally accepted accounting principles in Canada, in which case GAAP shall mean generally accepted accounting principles in the United States in effect from time to time.

         "LIEN" means, with respect to any properties or assets, any mortgage or deed of trust, pledge, hypothecation, assignment, security interest, lien, charge, encumbrance, preference, priority or other security agreement or preferential arrangement of any kind or nature whatsoever on or with respect to such properties or assets (including, without limitation, any conditional sale or other title retention agreement having substantially the same economic effect as any of the foregoing).

         "NON-RECOURSE DEBT" means indebtedness to finance the creation, development, construction or acquisition of properties or assets and any increases in or extensions, renewals or refinancings of such indebtedness, PROVIDED that the recourse of the lender thereof (including any agent, trustee, receiver or other person acting on behalf of such entity) in respect of such indebtedness is limited in all circumstances to the properties or assets created, developed, constructed or acquired in respect of which such indebtedness has been incurred and to the receivables, inventory, equipment, chattels payable, contracts, intangibles and other assets, rights or collateral connected with the properties or assets created, developed, constructed or acquired and to which such lender has recourse.

         "PERMITTED LIENS" of any person at any particular time means:

         o Liens existing as of the date of the Indenture, or arising thereafter pursuant to contractual commitments entered into prior to such date;

         o Liens on Current Assets given in the ordinary course of business to any financial institution or others to secure any indebtedness payable on demand or maturing (including any right of extension or renewal) within 12 months or less from the date such indebtedness is incurred;

         o Liens in connection with indebtedness, which, by its terms, is Non-Recourse Debt to the Guarantor or any of its Subsidiaries;

         o Liens existing on property or assets at the time of acquisition (including by way of lease) by such person, PROVIDED that such Liens were not incurred in anticipation of such acquisition;

         o Liens or obligations to incur Liens (including under indentures, trust deeds and similar instruments) on property or assets of another person existing at the time such other person becomes a Subsidiary of such person, or is liquidated or merged into, or amalgamated or consolidated with, such person or Subsidiary of such person or at the time of the sale, lease or other disposition to such person or Subsidiary of such person of all or substantially all of the properties and assets of such other person,

                  PROVIDED that such Liens were not incurred in anticipation of such other person becoming a Subsidiary of such person;

         o Liens upon property or assets of whatsoever nature other than Restricted Property;

         o Liens upon property or facilities used in connection with, or necessarily incidental to, the purchase, sale, storage, transportation or distribution of oil or gas or the products derived from oil or gas;

         o Liens arising under partnership agreements, oil and natural gas leases, overriding royalty agreements, net profits agreements, production payment agreements, royalty trust agreements, master limited partnership agreements, farm-out agreements, division orders, contracts for the sale, purchase, exchange, storage, transportation, distribution, gathering or processing of Restricted Property, unitizations and pooling designations, declarations, orders and agreements, development agreements, operating agreements, production sales contracts (including security in respect of take or pay or similar obligations thereunder), area of mutual interest agreements, natural gas balancing or deferred production agreements, injection, repressuring and recycling agreements, salt water or other disposal agreements, seismic or geophysical permits or agreements, which in each of the foregoing cases is customary in the oil and natural gas business, and other agreements which are customary in the oil and natural gas business, PROVIDED in all instances that such Lien is limited to the property or assets that are the subject of the relevant agreement;

         o Liens on assets or property (including oil sands property) securing: (i) all or any portion of the cost of acquisition (directly or indirectly), surveying, exploration, drilling, development, extraction, operation, production, construction, alteration, repair or improvement of all or any part of such assets or property, the plugging and abandonment of wells and the decommissioning or removal of structures or facilities located thereon, and the reclamation and clean-up of such properties, facilities and interests and surrounding lands whether or not owned by the Guarantor or its Restricted Subsidiaries, (ii) all or any portion of the cost of acquiring (directly or indirectly), developing, constructing, altering, improving, operating or repairing any assets or property (or improvements on such assets or property) used or to be used in connection with such assets or property, whether or not located (or located from time to time) at or on such assets or property, (iii) indebtedness incurred by the Guarantor or any of its Subsidiaries to provide funds for the activities set forth in clauses (i) and (ii) above, provided such indebtedness is incurred prior to, during or within two years after the completion of acquisition, construction or such other activities referred to in clauses (i) and (ii) above, and (iv) indebtedness incurred by the Guarantor or any of its Subsidiaries to refinance indebtedness incurred for the purposes set forth in clauses (i) and (ii) above. Without limiting the generality of the foregoing, costs incurred after the date hereof with respect to clauses (i) or (ii) above shall include costs incurred for all facilities relating to such assets or property, or to projects, ventures or other arrangements of which such assets or property form a part or which relate to such assets or property, which facilities shall include, without limitation, Facilities, whether or not in whole or in part located (or from time to time located) at or on such assets or property;

         o Liens granted in the ordinary course of business in connection with Financial Instrument Obligations;

         o        Purchase Money Mortgages;

         o Liens in favor of the Guarantor or any of its Subsidiaries to secure indebtedness owed to the Guarantor or any of its Subsidiaries; and

         o any extension, renewal, alteration, refinancing, replacement, exchange or refunding (or successive extensions, renewals, alterations, refinancings, replacements, exchanges or refundings) of all or part of any Lien referred to in the foregoing clauses; PROVIDED, HOWEVER, that (i) such new Lien shall be limited to all or part of the property or assets which was secured by the prior Lien plus improvements on such property or assets and (ii) the indebtedness, if any, secured by the new Lien is not increased from the amount of the indebtedness secured by the prior Lien then existing at the time of such extension, renewal, alteration, refinancing, replacement, exchange or refunding, plus an amount necessary to pay fees and expenses, including premiums, related to such extensions, renewals, alterations, refinancings, replacements, exchanges or refundings.

         "PURCHASE MONEY MORTGAGE" of any person means any Lien created upon any property or assets of such person to secure or securing the whole or any part of the purchase price of such property or assets or the whole or any part of the cost of constructing or installing fixed improvements thereon or to secure or securing the repayment of money borrowed to pay the whole or any part of such purchase price or cost of any vendor's privilege or Lien on such property or assets securing all or any part of such purchase price or cost including title retention agreements and leases in the nature of title retention agreements; PROVIDED that (i) the principal amount of money borrowed which is secured by such Lien does not exceed 100% of such purchase price or cost and any fees incurred in connection therewith, and (ii) such Lien does not extend to or cover any other property other than such item of property and any improvements on such item.

         "RESTRICTED PROPERTY" means any oil, gas or mineral property of a primary nature located in the United States or Canada, and any facilities located in the United States or Canada directly related to the mining, processing or manufacture of hydrocarbons or minerals, or any of the constituents thereof and includes Voting Shares or other interests of a corporation or other person which owns such property or facilities, but does not include (i) any property or facilities used in connection with or necessarily incidental to the purchase, sale, storage, transportation or distribution of Restricted Property, (ii) any property which, in the opinion of the Guarantor's board of directors, is not materially important to the total business conducted by the Guarantor and its Subsidiaries as an entirety or (iii) any portion of a particular property which, in the opinion of the Guarantor's board of directors, is not materially important to the use or operation of such property.

         "RESTRICTED SUBSIDIARY" means, on any date, any Subsidiary of the Guarantor which owns at the time Restricted Property; PROVIDED, HOWEVER, such term shall not include a Subsidiary of the Guarantor if the amount of the Guarantor's share of Shareholders' Equity of such Subsidiary constitutes, at the time of determination, less than 2% of the Guarantor's Consolidated Net Tangible Assets.

         "SHAREHOLDERS' EQUITY" means the aggregate amount of shareholders' equity (including but not limited to share capital, contributed surplus and retained earnings) of a person as shown on the most recent annual audited or unaudited interim consolidated balance sheet of such person and computed in accordance with GAAP.

         "SUBSIDIARY" of any person means, on any date, any corporation or other person of which Voting Shares or other interests carrying more than 50% of the voting rights attached to all outstanding Voting Shares or other interests are owned, directly or indirectly, by or for such person or one or more Subsidiaries thereof.

         "UNRESTRICTED SUBSIDIARY" means a Subsidiary which is not or which has ceased to be a Restricted Subsidiary.

         "VOTING SHARES" means shares of any class of any corporation carrying voting rights under all circumstances, PROVIDED that, for the purposes of this definition, shares which only carry the right to vote conditionally on the happening of any event shall not be considered Voting Shares, nor shall any shares be deemed to cease to be Voting Shares solely by reason of a right to vote accruing to shares of another class or classes by reason of the happening of such an event, or solely because the right to vote may not be exercisable under the charter of the corporation.

COVENANTS

LIMITATION ON LIENS

         The Indenture provides that so long as any of our debt securities are outstanding and subject to the provisions of the Indenture, the Guarantor will not, and will not permit any of its Restricted Subsidiaries to, create, incur, assume or otherwise have outstanding any Lien securing any indebtedness for borrowed money or interest thereon (or any liability of the Guarantor or such Restricted Subsidiaries under the related guarantee or endorsement or other instrument under which the Guarantor or such Restricted Subsidiaries are contingently liable, either directly or indirectly, for borrowed money or interest thereon), other than Permitted Liens, without also simultaneously or prior thereto securing, or causing such Restricted Subsidiaries to secure, indebtedness under the Indenture so that our debt securities are secured equally and ratably with or prior to such other indebtedness, except that the Guarantor and its Restricted Subsidiaries may incur a Lien to secure indebtedness for borrowed money without securing our debt securities if, after giving effect thereto, the principal amount of indebtedness for borrowed money secured by Liens created, incurred or assumed after the date of the Indenture and otherwise prohibited by the Indenture does not exceed 10% of the Guarantor's Consolidated Net Tangible Assets.

         Notwithstanding the foregoing, transactions such as the sale (including any forward sale) or other transfer of (i) oil, gas, minerals or other resources of a primary nature, whether in place or when produced, for a period of time until, or in an amount such that, the purchaser will realize therefrom a specified amount of money or a specified rate of return (however determined), or a specified amount of such oil, gas, minerals, or other resources of a primary nature, or (ii) any other interest in property of the character commonly referred to as a "production payment", will not constitute a Lien and will not result in the Guarantor or a Restricted Subsidiary being required to secure the debt securities.

CONSOLIDATION, AMALGAMATION, MERGER AND SALE OF ASSETS

         Neither we nor the Guarantor may consolidate or amalgamate with or merge into or enter into any statutory arrangement with any other corporation, or convey, transfer or lease all or substantially all our or the Guarantor's, as the case may be, properties and assets to any person, unless:

         o the entity formed by or continuing from such consolidation or amalgamation or into which we or the Guarantor (as the case may be) are merged or with which we or the Guarantor (as the case may be) enter into such statutory arrangement or the person which acquires or leases all or substantially all of our or the Guarantor's properties and assets (as the case may be) is organized and existing under the laws of the United States, any state thereof or the District of Columbia or the laws of Canada or any province or territory thereof, or, if such consolidation, amalgamation, merger, statutory arrangement or other transaction would not impair the rights of the holders of our debt securities, in any other country, PROVIDED that if such successor entity is organized under the laws of a jurisdiction other than the United States, any state thereof or the District of Columbia, or the laws of Canada or any province or territory thereof, the successor entity assumes our or the Guarantor's obligations (as the case may be) under the debt securities and the Indenture to pay Additional Amounts, with the name of such successor jurisdiction being included in addition to Canada in each place that Canada appears in "-- Payment of Additional Amounts" below;

         o the successor entity expressly assumes or assumes by operation of law all of our or the Guarantor's obligations (as the case may be) under our debt securities, the guarantee and the Indenture;

         o immediately before and after giving effect to such transaction, no event of default, and no event which, after notice or lapse of time or both, would become an event of default, shall have happened and be continuing; and

         o        certain other conditions are met.

         If, as a result of any such transaction, any of the Guarantor's or its Restricted Subsidiaries' Restricted Properties become subject to a Lien, then, unless such Lien could be created pursuant to the Indenture provisions described under the "LIMITATION ON LIENS" covenant above without equally and ratably securing our debt securities, the Guarantor, simultaneously with or prior to such transaction, will secure, or cause the applicable Restricted Subsidiary to secure, our debt securities equally and ratably with or prior to the indebtedness secured by such Lien.

PAYMENT OF ADDITIONAL AMOUNTS

         Unless otherwise specified in the applicable prospectus supplement, all payments made by or on behalf of us or the Guarantor under or with respect to any series of our debt securities or related guarantee will be made free and clear of and without withholding or deduction for or on account of any present or future tax, duty, levy, impost, assessment or other governmental charge (including penalties, interest and other liabilities related thereto) imposed or levied by or on behalf of the Government of Canada or any province or territory thereof or by any authority or agency therein or thereof having power to tax (hereinafter "Canadian Taxes"), unless we or the Guarantor, as the case may be, are required to withhold or deduct Canadian Taxes by law or by the interpretation or administration thereof. If we or the Guarantor, as the case may be, are so required to withhold or deduct any amount for or on account of Canadian Taxes from any payment made under or with respect to the debt securities or guarantee, we or the Guarantor, as the case may be, will pay to each holder of such debt securities as additional interest such additional amounts ("Additional Amounts") as may be necessary so that the net amount received by each such holder after such withholding or deduction (and after deducting any Canadian Taxes on such Additional Amounts) will not be less than the amount such holder would have received if such Canadian Taxes had not been withheld or deducted. However, no Additional Amounts will be payable with respect to a payment made to a debt securities holder (such holder, an "Excluded Holder") in respect of the beneficial owner thereof:

         o with which we or the Guarantor, as the case may be, do not deal at arm's length (for the purposes of the INCOME TAX ACT (Canada)) at the time of the making of such payment;

         o which is subject to such Canadian Taxes by reason of the debt securities holder being a resident, domicile or national of, or engaged in business or maintaining a permanent establishment or other physical presence in or otherwise having some connection with Canada or any province or territory thereof otherwise than by the mere holding of the debt securities or the receipt of payments thereunder; or

         o which is subject to such Canadian Taxes by reason of the debt securities holder's failure to comply with any certification, identification, documentation or other reporting requirements if compliance is required by law, regulation, administrative practice or an applicable treaty as a precondition to exemption from, or a reduction in the rate of deduction or withholding of, such Canadian Taxes.

         We or the Guarantor, as the case may be, will also:

         o        make such withholding or deduction; and

         o remit the full amount deducted or withheld to the relevant authority in accordance with applicable law.

         We or the Guarantor, as the case may be, will furnish to the holders of the debt securities, within 60 days after the date the payment of any Canadian Taxes is due pursuant to applicable law, certified copies of tax receipts or other documents evidencing such payment by us or the Guarantor, as the case may be.

         We and the Guarantor will indemnify and hold harmless each holder of debt securities (other than an Excluded Holder) and upon written request reimburse each such holder for the amount (excluding any Additional Amounts that have previously been paid by us or the Guarantor with respect thereto) of:

         o the payment of any Canadian Tax, together with any interest, penalties and reasonable expenses in connection therewith; and

         o any Canadian Taxes imposed with respect to any reimbursement under the preceding clause, but excluding any such Canadian Taxes on such holder's net income.

         In any event, no Additional Amounts or indemnity amounts will be payable in excess of Additional Amounts or the indemnity amounts which would be required if the holder of debt securities was a resident of the United States for purposes of the Canada-U.S. Income Tax Convention (1980), as amended.

         Wherever in the Indenture, the debt securities or the guarantee there is mentioned, in any context, the payment of principal (and premium, if any), interest, if any, or any other amount payable under or with respect to a debt security or guarantee, such mention shall be deemed to include mention of the payment of Additional Amounts to the extent that, in such context, Additional Amounts are, were or would be payable in respect thereof.

TAX REDEMPTION

         Unless otherwise specified in the applicable prospectus supplement, a series of our debt securities will be subject to redemption at any time, in whole but not in part, at a redemption price equal to the principal amount thereof together with accrued and unpaid interest to the date fixed for redemption, upon the giving of a notice as described below, if:

         o as a result of any change in or amendment to the laws (or any regulations or rulings promulgated thereunder) of Canada or of any political subdivision or taxing authority thereof or therein affecting taxation, or any change in official position regarding the application or interpretation of such laws, regulations or rulings (including a holding by a court of competent jurisdiction), which change or amendment is announced or becomes effective on or after the date specified in the applicable prospectus supplement, we have or will become obligated to pay (or the Guarantor has or will become obligated to pay, as the case may be) on the next succeeding date on which interest is due, Additional Amounts with respect to any debt security of such series as described under "-- Payment of Additional Amounts"; or

         o on or after the date specified in the applicable prospectus supplement, any action has been taken by any taxing authority of, or any decision has been rendered by a court of competent jurisdiction in Canada, or any political subdivision or taxing authority thereof or therein, including any of those actions specified in the paragraph immediately above, whether or not such action was taken or decision was rendered with respect to us (or the Guarantor, as the case may be), or any change, amendment, application or interpretation shall be officially proposed, which, in any such case, in the written opinion to us (or the Guarantor, as the case may be) of legal counsel of recognized standing, will result in our (or the Guarantor, as the case may be) becoming obligated to pay, on the next succeeding date on which interest is due, Additional Amounts with respect to any debt security of such series;

and, in any such case, we, in our business judgment, or the Guarantor, in its business judgment, as the case may be, determine that such obligation cannot be avoided by the use of reasonable measures available to us.

         In the event that we elect to redeem a series of our debt securities pursuant to the provisions set forth in the preceding paragraph, we shall deliver to the Trustee a certificate, signed by an authorized officer, stating that we are entitled to redeem such series of our debt securities pursuant to their terms.

         Notice of intention to redeem such series of our debt securities will be given not more than 60 nor less than 30 days prior to the date fixed for redemption and will specify the date fixed for redemption.

PROVISION OF FINANCIAL INFORMATION

         The Guarantor will file with the Trustee, within 15 days after it files them with the SEC, copies, which may be in electronic format, of its annual report and of the information, documents and other reports (or copies of such portions of any of the foregoing as the SEC may by rules and regulations prescribe) which it is required to file with the SEC pursuant to Section 13 or 15(d) of the Exchange Act. Notwithstanding that the Guarantor may not be required to remain subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act or otherwise report on an annual and quarterly basis on forms provided for such annual and quarterly reporting pursuant to rules and regulations promulgated by the SEC, the Guarantor will continue to provide the
Trustee:

         o within 140 days after the end of each fiscal year, the information required to be contained in annual reports on Form 20-F, Form 40-F or Form 10-K as applicable (or any successor form); and

         o within 65 days after the end of each of the first three fiscal quarters of each fiscal year, the information required to be contained in reports on Form 6-K (or any successor form) which, regardless of applicable requirements shall, at a minimum, contain such information required to be provided in quarterly reports under the laws of Canada or any province thereof to security holders of a corporation with securities listed on the Toronto Stock Exchange, whether or not the Guarantor has any of its securities listed on such exchange. Such information will be prepared in accordance with Canadian disclosure requirements and GAAP; PROVIDED, HOWEVER, that the Guarantor shall not be obligated to file such report with the SEC if the SEC does not permit such filings.

EVENTS OF DEFAULT

         The following are summaries of events of default under the Indenture with respect to any series of our debt securities:

         o default in the payment of any interest on any debt security of that series when it becomes due and payable, and continuance of such default for a period of 30 days;

         o default in the payment of the principal of (or premium, if any, on), any debt security of that series when it becomes due and payable;

         o default in the performance, or breach, of any of our or the Guarantor's covenants or warranties in the Indenture in respect of our debt securities of that series (other than a covenant or warranty a default in the performance of which or the breach of which is specifically dealt with elsewhere in the Indenture), and continuance of such default or breach for a period of 60 days after receipt by us and the Guarantor of written notice, specifying such default or breach, by the Trustee or by the holders of at least 25% in principal amount of all outstanding debt securities of any series affected thereby;

         o if an event of default (as defined in any indenture or instrument under which we, or the Guarantor, or any of its Restricted Subsidiaries, has at the time of the Indenture or shall thereafter have outstanding any indebtedness for borrowed money) shall happen and be continuing, or we, or the Guarantor, or any Restricted Subsidiary shall have failed to pay principal amounts with respect to such indebtedness at maturity and such event of default or failure to pay shall result in such indebtedness being declared due and payable or otherwise being accelerated, in either event so that an amount in excess of the greater of US$75,000,000 and 2% of the Guarantor's Shareholders' Equity shall be or become due and payable upon such declaration or otherwise accelerated prior to the date on which the same would otherwise have become due and payable (the "accelerated indebtedness"), and such acceleration shall not be rescinded or annulled, or such event of default or failure to pay under such indenture or instrument shall not be remedied or cured, whether by payment or otherwise, or waived by the holders of such accelerated indebtedness, then (i) if the accelerated indebtedness shall be as a result of an event of default which is not related to the failure to pay principal or interest on the terms, at the times, and on the conditions set out in any such indenture or instrument, it shall not be considered an event of default for purposes of the Indenture until 30 days after such indebtedness has been accelerated, or (ii) if the accelerated indebtedness shall occur as a result of such failure to pay principal or interest or as a result of an event of default which is related to the failure to pay principal or interest on the terms, at the times, and on the conditions set out in any such indenture or instrument, then (A) if such accelerated indebtedness is, by its terms, Non-Recourse Debt to us, the Guarantor or its Restricted Subsidiaries, it shall not be considered an event of default for purposes of the Indenture; or (B) if such accelerated indebtedness is recourse to us, the Guarantor or its Restricted Subsidiaries, any requirement in connection with such failure to pay or event of default for the giving of notice or the lapse of time or the happening of any further condition, event or act under such other indenture or instrument in connection with such failure to pay principal or an event of default shall be applicable together with an additional seven days before being considered an event of default for purposes of the Indenture;

         o        certain events in bankruptcy, insolvency or reorganization; or

         o any other events of default provided with respect to debt securities of that series.

         If an event of default under the Indenture occurs and is continuing with respect to any series of our debt securities, then and in every such case the Trustee or the holders of at least 25% in aggregate principal amount of the outstanding debt securities of such affected series may, subject to any subordination provisions thereof, declare the entire principal amount (or, if the debt securities of that series are original issue discount debt securities, such portion of the principal amount as may be specified in the terms of that series) of all debt securities of such series and all accrued and unpaid interest thereon to be immediately due and payable. However, at any time after a declaration of acceleration with respect to any series of our debt securities has been made, but before a judgment or decree for payment of the money due has been obtained, the holders of a majority in principal amount of the outstanding debt securities of that series, by written notice to us, the Guarantor and the Trustee under certain circumstances, may rescind and annul such acceleration.

         Reference is made to the applicable prospectus supplement or supplements relating to each series of our debt securities which are original issue discount debt securities for the particular provisions relating to acceleration of the maturity of a portion of the principal amount of such original issue discount securities upon the occurrence of any event of default and the continuation thereof.

         Subject to certain limitations set forth in the Indenture, the holders of a majority in principal amount of the outstanding debt securities of all series affected by an event of default shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee, with respect to the debt securities of all series affected by such event of default.

         No holder of a debt security of any series will have any right to institute any proceeding with respect to the Indenture, or for the appointment of a receiver or a Trustee, or for any other remedy thereunder, unless:

         o such holder has previously given to the Trustee written notice of a continuing event of default with respect to the debt securities of such series affected by such event of default;

         o the holders of at least 25% in aggregate principal amount of the outstanding debt securities of such series (voting as one class) affected by such event of default have made written request, and such holder or holders have offered reasonable indemnity, to the Trustee to institute such proceeding as Trustee; and

         o the Trustee has failed to institute such proceeding, and has not received from the holders of a majority in aggregate principal amount of the outstanding debt securities of such series affected by such event of default a direction inconsistent with such request, within 60 days after such notice, request and offer.

         However, such above-mentioned limitations do not apply to a suit instituted by the holder of a debt security for the enforcement of payment of the principal of or any premium or interest on such debt security on or after the applicable due date specified in such debt security.

         We and the Guarantor will annually furnish to the Trustee a statement by certain of our and the Guarantor's officers as to whether or not we and the Guarantor, to the best of their knowledge, are in compliance with all conditions and covenants of the Indenture and, if not, specifying all such known defaults.

DEFEASANCE AND COVENANT DEFEASANCE

         Unless otherwise specified in the applicable prospectus supplement, the Indenture provides that, at our or the Guarantor's option, we and the Guarantor will be discharged from any and all obligations in respect of the outstanding debt securities of any series upon irrevocable deposit with the Trustee, in trust, of money and/or government securities which will provide money in an amount sufficient in the opinion of a nationally recognized firm of independent chartered accountants (as evidenced by an officer's certificate delivered to the Trustee) to pay the principal of (and premium, if any, and each installment of interest, if any, on) the outstanding debt securities of such series (hereinafter referred to as a "defeasance") (except with respect to the authentication, transfer, exchange or replacement of our debt securities or the maintenance of a place of payment and certain other obligations set forth in the Indenture). Such trust may only be established if among other things:

         o we or the Guarantor have delivered to the Trustee an opinion of counsel in the United States stating that (i) we or the Guarantor have received from, or there has been published by, the Internal Revenue Service a ruling, or (ii) since the date of execution of the Indenture, there has been a change in the applicable U.S. federal income tax law, in either case to the effect that the holders of the outstanding debt securities of such series will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such defeasance had not occurred;

         o we or the Guarantor have delivered to the Trustee an opinion of counsel in Canada or a ruling from the Canada Revenue Agency to the effect that the holders of the outstanding debt securities of such series will not recognize income, gain or loss for Canadian federal or provincial income or other tax purposes as a result of such Defeasance and will be subject to Canadian federal or provincial income and other tax on the same amounts, in the same manner and at the same times as would have been the case had such defeasance not occurred (and for the purposes of such opinion, such Canadian counsel shall assume that holders of the outstanding debt securities of such series include holders who are not resident in Canada);

         o no event of default or event that, with the passing of time or the giving of notice, or both, shall constitute an event of default shall have occurred and be continuing on the date of such deposit; and

         o neither we nor the Guarantor is an "insolvent person" within the meaning of the BANKRUPTCY AND INSOLVENCY ACT (Canada) on the date of such deposit or at any time during the period ending on the 91st day following such deposit.

         We or the Guarantor may exercise the defeasance option notwithstanding the prior exercise of the Covenant Defeasance option described in the following paragraph if the conditions described in the preceding sentence are met at the time we or the Guarantor exercise the defeasance option.

         The Indenture provides that, at our or the Guarantor's option, unless and until we have exercised our Defeasance option described in the preceding paragraph, we or the Guarantor, as applicable, may omit to comply with the "LIMITATION ON LIENS" covenant, certain aspects of the "CONSOLIDATION, AMALGAMATION, MERGER AND SALE OF ASSETS" covenant and certain other covenants and such omission shall not be deemed to be an event of default under the Indenture and the outstanding debt securities and guarantee upon irrevocable deposit with the Trustee, in trust, of money and/or government securities which will provide money in an amount sufficient in the opinion of a nationally recognized firm of independent chartered accountants (as evidenced by an officer's certificate delivered to the Trustee) to pay the principal of (and premium, if any, and each installment of interest, if any, on) the outstanding debt securities (hereinafter referred to as "covenant defeasance"). If we or the Guarantor exercise the covenant defeasance option, the obligations under the Indenture other than with respect to such covenants and the events of default other than with respect to such covenants shall remain in full force and effect. Such trust may only be established if, among other things:

         o we or the Guarantor have delivered to the Trustee an opinion of counsel in the United States to the effect that the holders of the outstanding debt securities will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such covenant defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such covenant defeasance had not occurred;

         o we or the Guarantor have delivered to the Trustee an opinion of counsel in Canada or a ruling from the Canada Revenue Agency to the effect that the holders of the outstanding debt securities will not recognize income, gain or loss for Canadian federal or provincial income or other tax purposes as a result of such covenant defeasance and will be subject to Canadian federal or provincial income and other tax on the same amounts, in the same manner and at the same times as would have been the case had such covenant defeasance not occurred (and for the purposes of such opinion, such Canadian counsel shall assume that holders of the outstanding debt securities include holders who are not resident in Canada);

         o no event of default or event that, with the passing of time or the giving of notice, or both, shall constitute an event of default shall have occurred and be continuing on the date of such deposit; and

         o neither we nor the Guarantor is an "insolvent person" within the meaning of the BANKRUPTCY AND INSOLVENCY ACT (Canada) on the date of such deposit or at any time during the period ending on the 91st day following such deposit.

MODIFICATION AND WAIVER

         Modifications and amendments of the Indenture may be made by us, the Guarantor and the Trustee with the consent of the holders of a majority in principal amount of the outstanding debt securities of each series issued under the Indenture affected by such modification or amendment (voting as one class); PROVIDED, HOWEVER, that no such modification or amendment may, without the consent of the holder of each outstanding debt security of such affected series:

         o change the stated maturity of the principal of, or any installment of interest, if any, on any debt security;

         o reduce the principal amount of (or premium, if any, or interest, if any, on) any debt security;

         o reduce the amount of principal of a debt security payable upon acceleration of the maturity thereof;

         o        change the place of payment;

         o change the currency of payment of principal of (or premium, if any, or interest, if any, on) any debt security;

         o impair the right to institute suit for the enforcement of any payment on or with respect to any debt security;

         o reduce the percentage of principal amount of outstanding debt securities of such series, the consent of the holders of which is required for modification or amendment of the applicable Indenture or for waiver of compliance with certain provisions of the Indenture or for waiver of certain defaults; or

         o modify any provisions of the Indenture relating to the modification and amendment of the Indenture or the waiver of past defaults or covenants except as otherwise specified in the Indenture.

         The holders of a majority in principal amount of our outstanding debt securities of any series may on behalf of the holders of all debt securities of that series waive, insofar as that series is concerned, compliance by us or the Guarantor with certain restrictive provisions of the Indenture. The holders of a majority in principal amount of outstanding debt securities of any series may waive any past default under the Indenture with respect to that series, except a default in the payment of the principal of (or premium, if any) and interest, if any, on any debt security of that series or in respect of a provision which under the Indenture cannot be modified or amended without the consent of the holder of each outstanding debt security of that series. The Indenture or the debt securities may be amended or supplemented, without the consent of any holder of such debt securities, in order to, among other things, cure any ambiguity or inconsistency or to make any change, in any case, that does not have a materially adverse effect on the rights of any holder of such debt securities.

CONSENT TO JURISDICTION AND SERVICE

         Under the Indenture, we and the Guarantor irrevocably appoint CT Corporation System, 111 - 8th Avenue, 13th Floor, New York, New York, as our and the Guarantor's authorized agent for service of process in any suit or proceeding arising out of or relating to the debt securities or the Indenture and for actions brought under federal or state securities laws in any federal or state court located in New York, New York and irrevocably submit to the non-exclusive jurisdiction of any such court.

GOVERNING LAW

         Our debt securities and the Indenture will be governed by and construed in accordance with the laws of the State of New York.

ENFORCEABILITY OF JUDGMENTS

         Since most of the Guarantor's assets, as well as the assets of a number of our and the Guarantor's directors and officers, are outside the United States, any judgment obtained in the United States against us, the Guarantor or certain of our or the Guarantor's directors or officers, including judgments with respect to the payment of principal on any debt securities, may not be collectible within the United States.

         We have been informed by Macleod Dixon LLP, our and the Guarantor's Canadian counsel, that the laws of the Province of Alberta and the federal laws of Canada applicable therein permit an action to be brought in a court of competent jurisdiction in the Province of Alberta on any final and conclusive IN PERSONAM judgment of any federal or state court located in the State of New York (a "New York Court") against us, which judgment is subsisting and unsatisfied for a sum certain with respect to the enforcement of the Indenture and the debt securities that is not impeachable as void or voidable under the internal laws of the State of New York if: (i) the New York Court rendering such judgment had jurisdiction over the judgment debtor, as recognized by the courts of the Province of Alberta (and submission by us in the Indenture to the jurisdiction of the New York Court will be sufficient for that purpose); (ii) such judgment was not obtained by fraud or in a manner contrary to natural justice and the enforcement thereof would not be inconsistent with public policy, as such terms are understood under the laws of the Province of Alberta or contrary to any order made by the Attorney General of Canada under the FOREIGN EXTRATERRITORIAL MEASURES ACT (Canada) or by the Competition Tribunal under the COMPETITION ACT (Canada); (iii) the enforcement of such judgment would not be contrary to the laws of general application limiting the enforcement of creditors' rights including bankruptcy, reorganization, winding up, moratorium and similar laws and does not constitute, directly or indirectly, the enforcement of foreign revenue, expropriatory or penal laws in the Province of Alberta; (iv) no new admissible evidence relevant to the action is discovered prior to the rendering of judgment by the court in the Province of Alberta; (v) interest payable on the debt securities is not characterized by a court in the Province of Alberta as interest payable at a criminal rate within the meaning of Section 347 of the CRIMINAL CODE (Canada); and (vi) the action to enforce such judgment is commenced within the appropriate limitation period, except that any court in the Province of Alberta may only give judgment in Canadian dollars.

         In the opinion of such counsel, there are no reasons under present laws of the Province of Alberta for avoiding recognition of such judgments of New York Courts under the Indenture or on the debt securities based upon public policy. We have been advised by such counsel that there is doubt as to the enforceability in Canada by a court in original actions, or in actions to enforce judgments of United States courts, of civil liabilities predicated solely upon the United States federal securities laws.

         Because the Trustee is located in the United States, it may not be possible for purchasers of our debt securities outside the United States to effect service of process outside the United States upon the Trustee nor to enforce against the Trustee, outside the United States, judgments obtained in courts outside the United States. Also, it may not be possible to enforce judgments of non-U.S. courts against the Trustee in the United States.

                                  RISK FACTORS

         You should consider carefully the risk factors set forth below as well as the other information contained in and incorporated by reference in this prospectus and in the applicable prospectus supplement before purchasing the debt securities. If any event arising from these risks occurs, the Guarantor's business, prospects, financial condition, results of operation or cash flows of EnCana (including the U.S. Group) could be materially adversely affected.

A SUBSTANTIAL OR EXTENDED DECLINE IN CRUDE OIL AND NATURAL GAS PRICES COULD HAVE A MATERIAL ADVERSE EFFECT ON ENCANA.

         EnCana's financial condition is substantially dependent on the prevailing prices of crude oil and natural gas. Fluctuations in crude oil or natural gas prices could have an adverse effect on EnCana's operations and financial condition and the value and amount of EnCana's reserves. Prices for crude oil and natural gas fluctuate in response to changes in the supply of and demand for, crude oil and natural gas, market uncertainty and a variety of additional factors beyond EnCana's control. Crude oil prices are determined by international supply and demand. Factors which affect crude oil prices include the actions of the Organization of Petroleum Exporting Countries, world economic conditions, government regulation, political stability in the Middle East and elsewhere, the foreign supply of crude oil, the price of foreign imports, the availability of alternate fuel sources and weather conditions. Natural gas prices realized by EnCana are affected primarily by North American supply and demand, weather conditions and by prices of alternate sources of energy. Any substantial or extended decline in the prices of crude oil and natural gas could result in a delay or cancellation of existing or future drilling, development or construction programs or curtailment in production at some properties or result in unutilized long-term transportation commitments, all of which could have an adverse effect on our revenues, profitability and cash flows.

         EnCana conducts an annual assessment of the carrying value of its assets in accordance with Canadian GAAP. If crude oil and natural gas prices decline, the carrying value of EnCana's assets could be subject to financial downward revisions, and EnCana's earnings could be adversely affected.

IF ENCANA FAILS TO ACQUIRE OR FIND ADDITIONAL CRUDE OIL AND NATURAL GAS RESERVES, ENCANA'S RESERVES AND PRODUCTION WILL DECLINE MATERIALLY FROM THEIR CURRENT LEVELS.

         EnCana's future crude oil and natural gas reserves and production, and therefore EnCana's cash flows, are highly dependent upon its success in exploiting its current reserve base and acquiring or discovering additional reserves. Without reserve additions through exploration, acquisition or development activities, EnCana's reserves and production will decline over time as reserves are depleted. The business of exploring for, developing or acquiring reserves is capital intensive. To the extent cash flows from operations are insufficient and external sources of capital become limited, EnCana's ability to make the necessary capital investments to maintain and expand its crude oil and natural gas reserves will be impaired. In addition, there can be no guarantee that EnCana will be able to find and develop or acquire additional reserves to replace production at acceptable costs.

ENCANA'S CRUDE OIL AND NATURAL GAS RESERVE DATA AND FUTURE NET REVENUE ESTIMATES ARE UNCERTAIN.

         There are numerous uncertainties inherent in estimating quantities of crude oil and natural gas reserves, including many factors beyond EnCana's control. The reserve data incorporated herein represents estimates only. In general, estimates of economically recoverable crude oil and natural gas reserves and the future net cash flows therefrom are based upon a number of variable factors and assumptions, such as product prices, future operating and capital costs, historical production from the properties and the assumed effects of regulation by governmental agencies, all of which may vary considerably from actual results. All such estimates are to some degree uncertain, and classifications of reserves are only attempts to define the degree of uncertainty involved. For those reasons, estimates of the economically recoverable crude oil and natural gas reserves attributable to any particular group of properties, classification of such reserves based on risk of recovery and estimates of future net revenues expected therefrom, prepared by different engineers or by the same engineers at different times, may vary substantially. EnCana's actual production, revenues, taxes and development and operating expenditures with respect to its reserves may vary from such estimates, and such variances could be material.

         Estimates with respect to reserves that may be developed and produced in the future are often based upon volumetric calculations and upon analogy to similar types of reserves, rather than upon actual production history. Estimates based on these methods generally are less reliable than those based on actual production history. Subsequent evaluation of the same reserves based upon production history will result in variations, which may be material, in the estimated reserves.

ENCANA DOES NOT OPERATE ALL OF ITS PROPERTIES AND ASSETS.

         Other companies operate some of the assets in which EnCana has interests. As a result, EnCana has limited ability to exercise influence over operations of these assets or their associated costs. EnCana's dependence on the operator and other working interest owners for these properties and its limited ability to influence operations and associated costs could materially adversely affect its financial performance. The success and timing of EnCana's activities on assets operated by others therefore will depend upon a number of factors that are outside of its control, including:

         o        timing and amount of capital expenditures;

         o        the operator's expertise and financial resources;

         o        approval of other participants;

         o        selection of technology; and

         o        risk management practices.

ENCANA'S BUSINESS IS SUBJECT TO ENVIRONMENTAL LEGISLATION IN ALL JURISDICTIONS IN WHICH IT OPERATES AND ANY CHANGES IN SUCH LEGISLATION COULD NEGATIVELY AFFECT ENCANA'S RESULTS OF OPERATIONS.

         All phases of the crude oil and natural gas business are subject to environmental regulation pursuant to a variety of Canadian, U.S. and other federal, provincial, territorial, state and municipal laws and regulations (collectively, "environmental legislation").

         Environmental legislation imposes, among other things, restrictions, liabilities and obligations in connection with the generation, handling, use, storage, transportation, treatment and disposal of hazardous substances and waste and in connection with spills, releases and emissions of various substances to the environment. Environmental legislation also requires that wells, facility sites and other properties associated with our operations be operated, maintained, abandoned and reclaimed to the satisfaction of applicable regulatory authorities. In addition, certain types of operations, including exploration and development projects and changes to certain existing projects, may require the submission and approval of environmental impact assessments or permit applications. Compliance with environmental legislation can require significant expenditures, including expenditures for clean up costs and damages arising out of contaminated properties and failure to comply with environmental legislation may result in the imposition of fines and penalties. Although it is not expected that the costs of complying with environmental legislation will have a material adverse effect on EnCana's financial condition or results of operations, no assurance can be made that the costs of complying with environmental legislation in the future will not have such an effect.

         In 1994, the United Nations' Framework Convention on Climate Change came into force and three years later led to the Kyoto Protocol (the "Protocol") which requires, upon ratification, nations to reduce their emissions of carbon dioxide and other greenhouse gases. In December 2002, the Canadian federal government ratified the Protocol. If certain conditions are met and the Protocol enters into force internationally, Canada will be required to reduce its greenhouse gas (GHG) emissions. Currently the upstream crude oil and natural gas sector is in discussions with various provincial and federal levels of government regarding the development of greenhouse gas regulations for the industry. It is premature to predict what impact these potential regulations could have on EnCana's sector but it is possible that EnCana would face increases in operating costs in order to comply with a GHG emissions target.

ENCANA MAY BE ADVERSELY AFFECTED BY LEGAL PROCEEDINGS RELATED TO ITS DISCONTINUED MERCHANT ENERGY TRADING OPERATIONS.

         An action has been filed by E. & J. Gallo Winery in the United States District Court, Eastern District of California, against EnCana Corporation and its wholly-owned U.S. marketing subsidiary alleging that they engaged in a conspiracy with unnamed competitors in the natural gas and derivatives market in California in violation of U.S. and California anti-trust and unfair competition laws to artificially raise the price of natural gas through various means including the illegal sharing of price information through online trading, price indexes and wash trading. The Gallo complaint claims damages in excess of US$30 million, before potential trebling under California laws.

         In addition, EnCana Corporation and its wholly-owned U.S. marketing subsidiary, along with other energy companies, have been named as defendants in several class action lawsuits in California and New York federal and state courts. The California lawsuits relate to sales of natural gas in California from 1999 to the present and contain essentially similar allegations as in the Gallo complaint. The New York lawsuits claim that the defendants' alleged manipulation of natural gas price indexes resulted in higher prices of natural gas futures and option contracts traded on the New York Mercantile Exchange (NYMEX) during the period from January 1, 2000 to December 31, 2002. As is customary, the class actions do not specify the amount of damages claimed. There is no assurance that there will not be other actions arising out of these allegations on behalf of the same or different classes.

         EnCana intends to vigorously defend against any claims of liability alleged in these lawsuits; however, neither we nor EnCana can predict the outcome of these proceedings or the commencement or outcome of any future proceedings against EnCana or whether any such proceeding would lead to monetary damages which could have a material adverse effect on EnCana's financial position.

ENCANA'S OPERATIONS ARE SUBJECT TO THE RISK OF BUSINESS INTERRUPTION AND CASUALTY LOSSES.

         EnCana's business is subject to all of the operating risks normally associated with the exploration for and production of crude oil and natural gas and the operation of midstream facilities. These risks include blowouts, explosions, fire, gaseous leaks, migration of harmful substances and crude oil spills, any of which could cause personal injury, result in damage to, or destruction of, crude oil and natural gas wells or formations or production facilities and other property, equipment and the environment, as well as interrupt operations. In addition, all of EnCana's operations are subject to all of the risks normally incident to the transportation, processing and storing of crude oil, natural gas and other related products, drilling of crude oil and natural gas wells, and the operation and development of crude oil and natural gas properties, including encountering unexpected formations or pressures, premature declines of reservoirs, blowouts, equipment failures and other accidents, sour gas releases, uncontrollable flows of crude oil, natural gas or well fluids, adverse weather conditions, pollution and other environmental risks.

         The occurrence of a significant event against which EnCana is not fully insured could have a material adverse effect on EnCana's financial position.

ENCANA'S FOREIGN OPERATIONS WILL EXPOSE IT TO RISKS FROM ABROAD WHICH COULD NEGATIVELY AFFECT ITS RESULTS OF OPERATIONS.

         Some of EnCana's operations and related assets are located in countries outside North America, some of which may be considered to be politically and economically unstable. Exploration or development activities in such countries may require protracted negotiations with host governments, national oil companies and third parties and are frequently subject to economic and political considerations, such as taxation, nationalization, expropriation, inflation, currency fluctuations, increased regulation and approval requirements, governmental regulation and the risk of actions by terrorist or insurgent groups, any of which could aversely affect the economics of exploration or development projects.

ENCANA CORPORATION IS SUBJECT TO INDEMNIFICATION OBLIGATIONS IN CONNECTION WITH PANCANADIAN'S SPIN-OFF FROM CANADIAN PACIFIC LIMITED.

         In connection with PanCanadian's spin-off from Canadian Pacific Limited ("CPL") on October 1, 2001, PanCanadian entered into an arrangement agreement with certain other parties to the spin-off which contains a number of representations, warranties and covenants, including (a) an agreement by each of the parties to indemnify and hold harmless each other party on an after-tax basis against any loss suffered or incurred resulting from a breach of a representation, warranty or covenant; and (b) a covenant that each party will not take any action, omit to take any action or enter into any transaction that could adversely impact certain tax rulings received in connection with the spin-off, including government opinions and related opinions of counsel and the assumptions upon which they were made.

         With respect to Canadian taxation, in addition to various transactions that the respective parties were prohibited from undertaking prior to the implementation of the CPL arrangement, after the implementation of the CPL arrangement, no party generally is permitted to dispose of or exchange more than 10% of its assets or, among other things, undergo an acquisition of control without severe adverse consequences where such disposition or acquisition of control is for Canadian tax purposes part of a "series of transactions or events" that includes the CPL arrangement, except in limited circumstances.

         Should EnCana Corporation be found to have breached its representations and warranties or should it fail to satisfy the contractual covenants, it would be obligated to indemnify the other parties to the arrangement agreement for losses incurred in connection with such breach or failure. In addition, EnCana Corporation is required to indemnify the parties to the arrangement agreement against any loss which they may incur resulting from a claim against it, their respective businesses or its respective assets, whether arising prior to or after the completion of the CPL arrangement. An indemnification claim against us pursuant to the provisions of the arrangement agreement could have a material adverse effect upon us.

                              PLAN OF DISTRIBUTION

         We may sell debt securities to or through underwriters or dealers and also may sell debt securities directly to purchasers or through agents. These debt securities may be sold in Canada, the United States and elsewhere where permitted by law.

         The distribution of debt securities of any series may be effected from time to time in one or more transactions:

         o        at a fixed price or prices, which may be changed;

         o        at market prices prevailing at the time of sale; or

         o at prices related to such prevailing market prices to be negotiated with purchasers.

         In connection with the sale of debt securities, underwriters may receive compensation from us or from purchasers of debt securities for whom they may act as agents in the form of concessions or commissions. Underwriters, dealers and agents that participate in the distribution of debt securities may be deemed to be underwriters and any commissions received by them from us and any profit on the resale of debt securities by them may be deemed to be underwriting commissions under the United States Securities Act of 1933, as amended (the "Securities Act").

         The prospectus supplement relating to each series of debt securities will also set forth the terms of the offering of the debt securities, including to the extent applicable, the initial offering price, our proceeds from the offering, the underwriting concessions or commissions, and any other discounts or concessions to be allowed or reallowed to dealers. Underwriters with respect to each series sold to or through underwriters will be named in the prospectus supplement relating to such series.

         Under agreements which may be entered into by us and the Guarantor, underwriters, dealers and agents who participate in the distribution of debt securities may be entitled to indemnification by us or the Guarantor against certain liabilities, including liabilities under the Securities Act. The underwriters, dealers and agents with whom we and the

Guarantor enter into agreements may be customers of, engage in transactions with or perform services for us or the Guarantor in the ordinary course of business.

         Each series of debt securities will be a new issue of securities with no established trading market. Unless otherwise specified in a prospectus supplement relating to a series of debt securities, the debt securities will not be listed on any securities exchange or on any automated dealer quotation system. Certain broker-dealers may make a market in the debt securities, but will not be obligated to do so and may discontinue any market making at any time without notice. We cannot assure you that any broker-dealer will make a market in the debt securities of any series or as to the liquidity of the trading market, if any, for the debt securities of any series.

                                INTEREST COVERAGE

         The following sets forth interest coverage ratios of the Guarantor calculated for the twelve month period ended December 31, 2003 based on audited financial information. The interest coverage ratios set out below have been prepared and included in this prospectus in accordance with Canadian disclosure requirements and have been calculated based on information prepared in accordance with Canadian GAAP. The interest coverage ratios set out below do not purport to be indicative of interest coverage ratios for any future periods. The interest coverage ratios do not give effect to the debt securities offered by this prospectus since the aggregate principal amount of debt securities that will be issued hereunder and the terms of issue are not presently known.

                                                        DECEMBER 31, 2003
                                                        -----------------

         Interest coverage on long-term debt:
            Net earnings..............................         11.2 times
            Cash flow.................................         16.7 times


         Interest coverage on long-term debt on a net earnings basis is equal to net earnings before interest on long-term debt and income taxes divided by interest expense on long-term debt. Interest coverage on long-term debt on a cash flow basis is equal to cash flow before interest expense on long-term debt and cash income taxes divided by interest expense on long-term debt. For purposes of calculating the interest coverage ratios set forth herein, long-term debt includes the current portion of long-term debt.

                                  LEGAL MATTERS

         Unless otherwise specified in the prospectus supplement relating to a series of debt securities, certain legal matters relating to Canadian law will be passed upon for us and the Guarantor by Macleod Dixon LLP, Calgary, Alberta, Canada. Certain legal matters in connection with the offering relating to United States law will be passed upon for us and the Guarantor by Paul, Weiss, Rifkind, Wharton & Garrison LLP, New York, New York. In addition, certain legal matters relating to United States law will be passed upon for any underwriters, dealers or agents by Shearman & Sterling LLP, Toronto, Ontario, Canada.

         The partners and associates of Macleod Dixon LLP and Paul, Weiss, Rifkind, Wharton & Garrison LLP as a group beneficially own, directly or indirectly, less than 1% of any class of the Guarantor's securities.

                                     EXPERTS

         The Guarantor's audited consolidated financial statements incorporated by reference in this prospectus have been so incorporated in reliance on the reports of PricewaterhouseCoopers LLP, Chartered Accountants, given on the authority of said firm as experts in auditing and accounting. Information relating to the Guarantor's reserves in the Annual Information Form dated February 25, 2004 was calculated based on evaluations of and reports on the Guarantor's crude oil and natural gas reserves conducted and prepared by Gilbert Laustsen Jung Associates Ltd., McDaniel & Associates Consultants Ltd., Ryder Scott Company, Netherland, Sewell & Associates, Inc. and DeGolyer and MacNaughton as independent qualified reserve evaluators.

         The principals of each of Gilbert Laustsen Jung Associates Ltd., McDaniel & Associates Consultants Ltd., Ryder Scott Company, Netherland, Sewell & Associates, Inc. and DeGolyer and MacNaughton, in each case, as a group own beneficially, directly or indirectly, less than 1% of any class of the Guarantor's securities.

              DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

         The following documents have been or will be filed with the SEC as part of the registration statement of which this prospectus is a part insofar as required by the SEC's Form F-9:

         o the documents listed in the third paragraph under "Where You Can Find More Information" in this prospectus;

         o the consent of EnCana's accountants and AEC's accountants, PricewaterhouseCoopers LLP;

         o        the consent of our counsel, Macleod Dixon LLP;

         o the consents of EnCana's independent qualified reserve evaluators, Gilbert Laustsen Jung Associates Ltd., McDaniel & Associates Consultants Ltd., Ryder Scott Company, Netherland, Sewell & Associates, Inc. and DeGolyer and MacNaughton;

         o powers of attorney from our directors and officers and those of EnCana;

         o the form of trust indenture relating to the debt securities and the guarantee;

         o        the statement of eligibility of the trustee on Form T-1; and

         o        interest coverage ratios.

                      CONSENT OF PRICEWATERHOUSECOOPERS LLP


         We have read the short form prospectus of EnCana Holdings Finance Corp.
(the "Company") dated             , 2004 relating to the issue and sale of up to
US$2,000,000,000 Debt Securities of the Company. We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

         We consent to the incorporation by reference in the above-mentioned prospectus of:

         (i) our report to the shareholders of EnCana Corporation on the balance sheets of EnCana Corporation as at December 31, 2003 and 2002 and the statements of earnings, retained earnings and cash flows for each of the years in the three-year period ended December 31, 2003; and

         (ii) our report to the shareholders of Alberta Energy Company Ltd. on the audited consolidated balance sheets as at December 31, 2001 and 2000 and the consolidated statements of earnings, retained earnings and cash flows for each year in the three-year period ended December 31, 2001 of Alberta Energy Company Ltd.



Chartered Accountants
                        , 2004

                                     PART II

                    INFORMATION NOT REQUIRED TO BE DELIVERED
                            TO OFFEREES OR PURCHASERS

INDEMNIFICATION

ENCANA CORPORATION

         Under the CANADA BUSINESS CORPORATIONS ACT (the "CBCA"), EnCana Corporation ("EnCana") may indemnify a present or former director or officer of EnCana or another individual who acts or acted at EnCana's request as a director or officer, or an individual acting in a similar capacity, of another entity, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by the individual in respect of any civil, criminal, administrative, investigative or other proceeding in which the individual is involved because of that association with EnCana or other entity. EnCana may not indemnify an individual unless the individual acted honestly and in good faith with a view to the best interests of EnCana, or, as the case may be, to the best interests of the other entity for which the individual acted as a director or officer or in a similar capacity at EnCana's request and in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the individual had reasonable grounds for believing that the conduct was lawful. The indemnification may be made in connection with a derivative action only with court approval. The aforementioned individuals are entitled to indemnification from EnCana as a matter of right if they were not judged by the court or other competent authority to have committed any fault or omitted to do anything that the individual ought to have done. EnCana may advance moneys to the individual for the costs, charges and expenses of a proceeding; however, the individual shall repay the moneys if the individual does not fulfill the conditions set out above.

         The by-laws of EnCana provide that, subject to the limitations contained in the CBCA, EnCana shall indemnify a director or officer, a former director or officer, or a person who acts or acted at EnCana's request as a director or officer of a body corporate of which EnCana is or was a shareholder or creditor, and his heirs and legal representatives against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by him in respect of any civil, criminal or administrative action or proceeding to which he was made a party by reason of being or having been a director or officer of the corporation or such body corporate, if he acted honestly and in good faith with a view to the best interests of the corporation, and in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, he had reasonable grounds for believing that his conduct was lawful.

         The by-laws of EnCana provide that EnCana may, subject to the limitations contained in the CBCA, purchase, maintain, or participate in insurance for the benefit of any director, officer, or certain other persons, as such against any liability incurred by him in his capacity as a director or officer of EnCana or as a director or officer of any body corporate where he acts or acted in that capacity at EnCana's request. EnCana has purchased third party director and officer liability insurance.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling EnCana pursuant to the foregoing provisions, EnCana has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is therefore unenforceable.

ENCANA HOLDINGS FINANCE CORP.

         Under applicable Canadian law, EnCana Holdings Finance Corp. ("EnCana Holdings Finance") is permitted to indemnify its officers and directors on terms acceptable to its shareholders. The Articles of Association of EnCana Holdings Finance provide that no director or officer, former director or officer, or person who acts or acted at EnCana Holdings Finance request, as a director or officer of EnCana Holdings Finance, a body corporate, partnership or other association of which EnCana Holdings Finance is or was a shareholder, partner, member or creditor, in the absence of any dishonesty on such person's part, shall be liable for the acts, receipts, neglects or defaults of any other director, officer or such person, or for joining in any receipt or other act for conformity, or for any loss, damage or expense of any kind which happens in the execution of the duties of such person or in relation thereto.

         The Articles of Association of EnCana Holdings Finance also provide that every director or officer, former director or officer, or person who acts or acted at EnCana Holdings Finance's request, as a director or officer of EnCana Holdings Finance, a body corporate, partnership or other association of which EnCana Holdings Finance is or was a shareholder, partner, member or creditor, and the heirs and legal representatives of such person, in the absence of any dishonesty on the part of such person, shall be indemnified by EnCana Holdings Finance against, and it shall be the duty of the directors out of the funds of EnCana Holdings Finance to pay, all costs, losses and expenses, including an amount paid to settle an action or claim or satisfy a judgment, that such director, officer or person may incur or become liable to pay in respect of any claim made against such person or civil, criminal or administrative action or proceeding to which such person is made a party by reason of being or having been a director or officer of EnCana Holdings Finance or such body corporate, partnership or other association, whether EnCana Holdings Finance is a claimant or party to such action or proceeding or otherwise; and the amount for which such indemnity is proved shall immediately attach as a lien on the property of EnCana Holdings Finance and have priority as against the shareholders over all other claims.

         As a subsidiary of EnCana, EnCana Holdings Finance is insured against liabilities which it may incur by reason of the foregoing provisions of its Articles of Association and directors and officers of EnCana Holdings Finance are insured against some liabilities which might arise out of their employment and not be subject to the indemnification contained in the Articles of Association of EnCana Holdings Finance as previously described.

                                    EXHIBITS

EXHIBIT
NUMBER            DESCRIPTION
------            -----------

4.1 The Annual Information Form of EnCana dated February 25, 2004, including Management's Discussion and Analysis, for the year ended December 31, 2003 (incorporated by reference to EnCana's Form 40-F for the fiscal year ended December 31, 2003 filed with the Securities and Exchange Commission on March 8, 2004) (File No. 1-15226).

4.2 The Management Proxy Circular of EnCana, dated February 28, 2003, relating to the annual and special meeting of shareholders of EnCana held on April 23, 2003, excluding those portions under the headings "Composition of the Human Resources and Compensation Committee", "Human Resources and Compensation Committee Report", "Performance Chart" and "Statement of Corporate Governance Practices", which portions shall be deemed not to be incorporated by reference in this Registration Statement on Form F-9 (incorporated by reference to EnCana's Form 6-K filed with the Securities and Exchange Commission on March 28, 2003) (File No. 1-15226).

4.3 The audited comparative consolidated financial statements of EnCana, for the year ended December 31, 2003, including the auditors' report thereon (incorporated by reference to EnCana's Form 40-F filed with the Securities and Exchange Commission on March 8, 2004) (File No. 1-15226).

4.4 The audited comparative consolidated statements of earnings, retained earnings and cash flows of Alberta Energy Company Ltd. for the year ended December 31, 2001, including the auditors' report thereon (incorporated by reference to EnCana's Form 6-K filed with the Securities and Exchange Commission on July 29, 2002) (File No. 1-15226).

4.5 The unaudited comparative consolidated statements of earnings, retained earnings and cash flows of Alberta Energy Company Ltd. for the three month period ended March 31, 2002 (incorporated by reference to EnCana's Amendment No. 1 to the Registration Statement on Form F-9 filed with the Securities and Exchange Commission on August 23, 2003) (File No. 333-98087).

5.1               Consent of PricewaterhouseCoopers LLP.

5.2*              Consent of Macleod Dixon LLP.

5.3*              Consent of Gilbert Laustsen Jung Associates Ltd.

5.4*              Consent of McDaniel & Associates Consultants Ltd.

5.5*              Consent of Ryder Scott Company.

5.6*              Consent of Netherland, Sewell & Associates, Inc.

6.1 Powers of Attorney (included on the signature page of this Registration Statement).

7.1*              Form of Indenture.

7.2*              Statement of Eligibility of the Trustee of Form T-1.

9.1*              Interest Coverage calculations.

------------------------------
*    To be filed by amendment.

                                    PART III

                  UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

ITEM 1.  UNDERTAKING

         The Registrants undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the securities registered pursuant to Form F-9 or to transactions in said securities.

ITEM 2.  CONSENT TO SERVICE OF PROCESS

         Concurrent with the filing of this Registration Statement, each of the Registrants has filed with the Commission a written irrevocable consent and power of attorney on Form F-X.

         Any change to the name or address of the agent for service of process of either Registrant shall be communicated promptly to the Securities and Exchange Commission by an amendment to the Form F-X referencing the file number of the relevant registration statement.


                                      III-1

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, each of the Registrants certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-9 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Calgary, Province of Alberta, Canada, on March 18, 2004.

                                    ENCANA CORPORATION


                                    By: /s/ Gwyn Morgan
                                        ---------------------------------------
                                        Name:   Gwyn Morgan
                                        Title:  President and Chief Executive
                                                Officer


                                    ENCANA HOLDINGS FINANCE CORP.


                                    By: /s/ Ronald H. Westcott
                                        ---------------------------------------
                                        Name:   Ronald H. Westcott
                                        Title:  Vice-President & Comptroller


                                      III-2

                  SIGNATURES WITH RESPECT TO ENCANA CORPORATION

                                POWER OF ATTORNEY

         Each person whose signature appears below hereby constitutes and appoints Gwyn Morgan and John D. Watson, and each of them, any of whom may act without the joinder of the other, the true and lawful attorney-in-fact and agent of the undersigned, with full power of substitution and resubstitution, for and in the name, place and stead of the undersigned, in any and all capacities, to sign any and all amendments to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, and hereby grants to such attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as the undersigned might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

         Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

SIGNATURE                           CAPACITY                            DATE

/s/ David P. O'Brien
-----------------------------       Chairman of the Board               March 18, 2004
David P. O'Brien                    of Directors


/s/ Gwyn Morgan
-----------------------------       President & Chief Executive         March 18, 2004
Gwyn Morgan                         Officer and Director (Principal
                                    Executive Officer)


/s/ John D. Watson
-----------------------------       Executive Vice-President            March 18, 2004
John D. Watson                      & Chief Financial Officer
                                    (Principal Financial and
                                    Accounting Officer)


/s/ Michael N. Chernoff
-----------------------------       Director                            March 18, 2004
Michael N. Chernoff


/s/ Patrick D. Daniel
-----------------------------       Director                            March 18, 2004
Patrick D. Daniel


/s/ Ian W. Delaney
-----------------------------       Director                            March 18, 2004
Ian W. Delaney


                                      III-3

SIGNATURE                           CAPACITY                            DATE

/s/ William R. Fatt
-----------------------------       Director                            March 18, 2004
William R. Fatt


/s/ Michael A. Grandin
-----------------------------       Director                            March 18, 2004
Michael A. Grandin


/s/ Barry W. Harrison
-----------------------------       Director                            March 18, 2004
Barry W. Harrison


/s/ Richard F. Haskayne
-----------------------------       Director                            March 18, 2004
Richard F. Haskayne, O.C.


/s/ Dale A. Lucas
-----------------------------       Director                            March 18, 2004
Dale A. Lucas


/s/ Ken F. McCready
-----------------------------       Director                            March 18, 2004
Ken F. McCready


/s/ Valerie A.A. Nielsen
-----------------------------       Director                            March 18, 2004
Valerie A.A. Nielsen


/s/ Jane L. Peverett
-----------------------------       Director                            March 18, 2004
Jane L. Peverett


/s/ Dennis A. Sharp
-----------------------------       Director                            March 18, 2004
Dennis A. Sharp


/s/ James M. Stanford
-----------------------------       Director                            March 18, 2004
James M. Stanford



-----------------------------       Director
Ralph S. Cunningham


                                      III-4

            SIGNATURES WITH RESPECT TO ENCANA HOLDINGS FINANCE CORP.

                                POWER OF ATTORNEY

         Each person whose signature appears below hereby constitutes and appoints Gwyn Morgan and John D. Watson, and each of them, any of whom may act without the joinder of the other, the true and lawful attorney-in-fact and agent of the undersigned, with full power of substitution and resubstitution, for and in the name, place and stead of the undersigned, in any and all capacities, to sign any and all amendments to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, and hereby grants to such attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as the undersigned might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

         Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

SIGNATURE                           CAPACITY                            DATE

/s/ John D. Watson
-----------------------------       President and Director (Principal   March 18, 2004
John D. Watson                      Executive Officer)


/s/ Ronald H. Westcott
-----------------------------       Vice-President and Comptroller      March 18, 2004
Ronald H. Westcott                  and Director (Principal Financial
                                    and Accounting Officer)


/s/ Thomas G. Hinton
-----------------------------       Director                            March 18, 2004
Thomas G. Hinton


                                      III-5

                            AUTHORIZED REPRESENTATIVE

         Pursuant to the requirements of Section 6(a) of the Securities Act of 1933, the Authorized Representative has duly caused this Registration Statement to be signed on its behalf by the undersigned, solely in its capacity as the duly authorized representative of EnCana Corporation and EnCana Holdings Finance Corp. in the United States, on March 18, 2004.


                                    ALENCO INC.


                                    By: /s/ John D. Watson
                                        ---------------------------------------
                                        Name:   John D. Watson
                                        Title:  President


                                      III-6

                                 EXHIBITS INDEX

EXHIBIT
NUMBER            DESCRIPTION
------            -----------

4.1 The Annual Information Form of EnCana dated February 25, 2004, including Management's Discussion and Analysis, for the year ended December 31, 2003 (incorporated by reference to EnCana's Form 40-F for the fiscal year ended December 31, 2003 filed with the Securities and Exchange Commission on March 8, 2004) (File No. 1-15226).

4.2 The Management Proxy Circular of EnCana, dated February 28, 2003, relating to the annual and special meeting of shareholders of EnCana held on April 23, 2003, excluding those portions under the headings "Composition of the Human Resources and Compensation Committee", "Human Resources and Compensation Committee Report", "Performance Chart" and "Statement of Corporate Governance Practices", which portions shall be deemed not to be incorporated by reference in this Registration Statement on Form F-9 (incorporated by reference to EnCana's Form 6-K filed with the Securities and Exchange Commission on March 28, 2003) (File No. 1-15226).

4.3 The audited comparative consolidated financial statements of EnCana, for the year ended December 31, 2003, including the auditors' report thereon (incorporated by reference to EnCana's Form 40-F filed with the Securities and Exchange Commission on March 8, 2004) (File No. 1-15226).

4.4 The audited comparative consolidated statements of earnings, retained earnings and cash flows of Alberta Energy Company Ltd. for the year ended December 31, 2001, including the auditors' report thereon (incorporated by reference to EnCana's Form 6-K filed with the Securities and Exchange Commission on July 29, 2002) (File No. 1-15226).

4.5 The unaudited comparative consolidated statements of earnings, retained earnings and cash flows of Alberta Energy Company Ltd. for the three month period ended March 31, 2002 (incorporated by reference to EnCana's Amendment No. 1 to the Registration Statement on Form F-9 filed with the Securities and Exchange Commission on August 23, 2003) (File No. 333-98087).

5.1               Consent of PricewaterhouseCoopers LLP.

5.2*              Consent of Macleod Dixon LLP.

5.3*              Consent of Gilbert Laustsen Jung Associates Ltd.

5.4*              Consent of McDaniel & Associates Consultants Ltd.

5.5*              Consent of Ryder Scott Company.

5.6*              Consent of Netherland, Sewell & Associates, Inc.

6.1 Powers of Attorney (included on the signature page of this Registration Statement).

7.1*              Form of Indenture.

7.2*              Statement of Eligibility of the Trustee of Form T-1.

9.1*              Interest Coverage calculations.

------------------------------
*    To be filed by amendment.


                                      III-7